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Filed pursuant to Rule 424(b)(3)
File No. 333-211068

Prospectus

Ares Management, L.P.

152,835,494 Common Units

Representing Limited Partner Interests

        Ares Management, L.P. may issue from time to time up to 152,835,494 common units representing limited partner interests to holders of Ares Operating Group Units upon exchange of up to an equal number of Ares Operating Group Units.

        "Ares Operating Group" refers to, collectively, Ares Holdings L.P. ("Ares Holdings"), Ares Domestic Holdings L.P. ("Ares Domestic"), Ares Offshore Holdings L.P. ("Ares Offshore"), Ares Investments L.P. ("Ares Investments") and Ares Real Estate Holdings L.P. ("Ares Real Estate"). "Ares Operating Group Unit" refers to, collectively, a partnership unit in each of the Ares Operating Group entities. The Ares Operating Group Units that may be exchanged for common units covered by this prospectus were issued on or about May 1, 2014 and were not permitted to be exchanged prior to the filing of the registration statement of which this prospectus forms a part.

        We are registering the issuance of our common units to permit holders of Ares Operating Group Units who exchange their partnership units to sell without restriction in the open market or otherwise any of our common units that they receive upon exchange.

        We will not receive any cash proceeds from the issuance of any of our common units upon an exchange of Ares Operating Group Units, although we will acquire the Ares Operating Group Units exchanged for our common units that we issue to an exchanging holder, which will increase our percentage ownership in the Ares Operating Group entities.

        Our common units representing limited partner interests are listed on the New York Stock Exchange under the symbol "ARES." The last reported sale price of our common units on May 11, 2016 was $13.99 per common unit.

        Investing in our common units involves risks. Limited partnerships are inherently different than corporations. See "Risk Factors" on page 2.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 11, 2016.

        We have not authorized anyone to provide you with information or to make any representations about anything not contained in this prospectus or the documents incorporated by reference in this prospectus. You must not rely on any unauthorized information or representations. We are offering to sell, and seeking offers to buy, only our common units covered by this prospectus, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained or incorporated by reference in this prospectus is current only as of its date, regardless of the time and delivery of this prospectus or of any sale of the common units.

        You should read carefully the entire prospectus, as well as the documents incorporated by reference in the prospectus, before making an investment decision.

        In this prospectus, unless the context suggests otherwise, references to "Ares," "we," "us" and "our" refer to our businesses, both before and after the consummation of our reorganization into a holding partnership structure. References to "our general partner" refer to Ares Management GP LLC, an entity wholly owned by Ares Partners Holdco LLC, which is in turn owned and controlled by our Co-Founders.

        This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or the SEC, using a "shelf" registration process. Under the shelf registration process, we may offer from time to time up to an aggregate of 152,835,494 common units representing limited partner interests.

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ARES

        Ares is a leading global alternative asset manager with approximately $94 billion of assets under management and approximately 870 employees in over 15 offices across the United States, Europe and Asia, all as of December 31, 2015. We offer our investors a range of investment strategies and seek to deliver attractive performance to a growing investor base that includes approximately 680 direct institutional relationships and a significant retail investor base across our publicly traded and sub-advised funds. Since our inception in 1997, we have adhered to a disciplined investment philosophy that focuses on delivering strong risk-adjusted investment returns through market cycles. Ares believes each of its distinct but complementary investment groups, which are organized in three business lines comprised of the Credit Group, Private Equity Group and Real Estate Group, is a market leader based on assets under management and investment performance. We believe we have created value for our stakeholders not only through our investment performance but also by expanding our product offering, enhancing our distribution channels, increasing our global presence, investing in our non-investment functions, securing strategic partnerships and completing accretive acquisitions and portfolio purchases.

        Ares Management, L.P. was formed in Delaware on November 15, 2013. Our principal executive offices are located at 2000 Avenue of the Stars, 12th Floor, Los Angeles, California 90067, and our telephone number is (310) 201-4100.

 RISK FACTORS

        The exchange of your Ares Operating Group Units for our common units involves various risks. You should carefully consider each of the risks described in the section entitled "Risk Factors" in our Annual Report on Form 10-K for the fiscal year ended December 31, 2015, filed with the SEC on February 29, 2016, as such factors may be updated from time to time in our periodic filings with the SEC, which are accessible on the SEC's website at www.sec.gov, and all of the other information included or incorporated by reference in this prospectus when exchanging your Ares Operating Group Units for our common units.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, which reflect our current views with respect to, among other things, future events and financial performance. You can identify these forward-looking statements by the use of forward-looking words such as "outlook," "believes," "expects," "potential," "continues," "may," "will," "should," "seeks," "approximately," "predicts," "intends," "plans," "estimates," "anticipates" or the negative version of those words or other comparable words. The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. Such forward-looking statements are subject to various risks and uncertainties and assumptions relating to our operations, financial results, financial condition, business prospects, growth strategy and liquidity. Some of these factors are described under the heading "Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2015 and in this prospectus. These factors should not be construed as exhaustive and should be read in conjunction with the risk factors, as such factors may be updated from time to time, and other cautionary statements that are included in this prospectus and in our other periodic filings, which are accessible on the SEC's website at www.sec.gov. If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, our actual results may vary materially from those indicated in these forward-looking statements. New risks and uncertainties arise over time, and it is not possible for us to predict those events or how they may affect us. Therefore, you should not place undue reliance on these forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made. We do not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

 USE OF PROCEEDS

        We will not receive any cash proceeds from the issuance of any of our common units pursuant to this prospectus, although we will acquire the Ares Operating Group Units exchanged for our common units that we may issue to an exchanging holder, which will increase our percentage ownership in the Ares Operating Group entities.

EXCHANGE OF ARES OPERATING GROUP UNITS

        In connection with the reorganization we effected prior to our initial public offering, we entered into an exchange agreement with the holders of Ares Operating Group Units. Under the exchange agreement, subject to any applicable transfer restrictions, each such holder of Ares Operating Group Units (and certain transferees thereof) may up to four times each year (subject to the terms of the exchange agreement) exchange these partnership units for Ares Management, L.P. common units on a one-for-one basis, subject to customary conversion rate adjustments for splits, unit distributions and reclassifications, or, at our option, for cash, provided that no such exchange of the Ares Operating Group Units covered by this prospectus was permitted to occur prior to the filing of the registration statement of which this prospectus forms a part. Under the exchange agreement, to effect an exchange a holder of partnership units in Ares Operating Group must simultaneously exchange one partnership unit in each of the Ares Operating Group entities. Ares Management, L.P. will hold, directly or through direct subsidiaries, a number of Ares Operating Group Units equal to the number of common units that Ares Management, L.P. has issued. As a holder exchanges its Ares Operating Group Units, our direct or indirect interest in the Ares Operating Group entities will be correspondingly increased.

 CONFLICTS OF INTEREST AND FIDUCIARY RESPONSIBILITIES

Conflicts of Interest

        Conflicts of interest exist and may arise in the future as a result of the relationships between our general partner or its affiliates or associates (including each party's respective owners), including the Co-Founders, on the one hand, and us, our subsidiaries or our common unitholders, on the other hand.

        Whenever a potential conflict arises between our general partner or its affiliates or associates, on the one hand, and us, our subsidiaries or our common unitholders, on the other hand, our general partner will resolve that conflict. Our partnership agreement contains provisions that reduce and eliminate our general partner's and its affiliates' and associates' duties (including fiduciary duties) to us and the common unitholders. Our partnership agreement also restricts the remedies available to common unitholders for actions taken that without those limitations might constitute breaches of duty (including fiduciary duties).

        Our partnership agreement provides that our general partner will not be in breach of its obligations under our partnership agreement or its duties to us or our common unitholders if the resolution or course of action in respect of the conflict of interest is approved by:

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  the conflicts committee, although our general partner is not obligated to seek such approval;

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  the vote of a majority of the voting power of our voting units, excluding any voting units owned by our general partner, the members of Ares Partners Holdco LLC and any of their respective affiliates, although our general partner is not obligated to seek such approval; or

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  our general partner in its good faith.

        Our general partner may, but is not required to, seek the approval of such resolution or course of action from the conflicts committee or the holders of our voting units. If our general partner does not seek approval from the conflicts committee or the holders of our voting units and our general partner subjectively believes that the resolution or course of action taken with respect to the conflict of interest was not opposed to our best interests, then it will be conclusively deemed that such determination was made in good faith and shall not be a breach of our partnership agreement or any duty. In any proceeding brought by or on behalf of any limited partner or us or any other person bound by our partnership agreement, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Unless the resolution of a conflict is specifically provided for in our partnership agreement, our general partner or the conflicts committee each may consider any factors it determines in its sole discretion to be relevant, reasonable or appropriate under the circumstances.

        The standards set forth in the three bullet points above establish the procedures by which conflict of interest situations are to be resolved pursuant to our partnership agreement. These procedures benefit our general partner by providing our general partner with significant flexibility with respect to its ability to make decisions and pursue actions involving conflicts of interest. Given the significant flexibility afforded our general partner to resolve conflicts of interest—including that our general partner has the right to determine not to seek the approval of our common unitholders or conflicts committee with respect to the resolution of such conflicts—our general partner may resolve conflicts of interest pursuant to our partnership agreement in a manner that our common unitholders may not believe to be in their or in our best interests. Neither our common unitholders nor we will have any recourse against our general partner if our general partner satisfies one of the standards described in the three bullet points above.

        In addition to the provisions relating to conflicts of interest, our partnership agreement contains provisions that waive or consent to conduct by our general partner or its affiliates or associates that might otherwise raise issues about compliance with fiduciary duties or otherwise applicable law. For example, our partnership agreement provides that when our general partner, in its capacity as our general partner, is permitted to or required to make a decision in its "sole discretion" or "discretion" or under a grant of similar authority or latitude or pursuant to any provision not subject to an express standard of "good faith," then our general partner will be entitled to consider only such interests and factors as it desires, including its own interests and the interests of the Co-Founders, and will have no duty or obligation (fiduciary or otherwise) to give any consideration to any interest of or factors affecting us or any of our common unitholders and will not be subject to any different standards imposed by our partnership agreement, or otherwise existing at law, in equity or otherwise. These modifications of fiduciary duties are expressly permitted by Delaware law. Hence, we and our common unitholders will only have recourse and be able to seek remedies against our general partner if our general partner breaches its obligations pursuant to our partnership agreement, even if our general partner were to act in a manner that was inconsistent with traditional fiduciary duties. Furthermore, even if there has been a breach of the obligations set forth in our partnership agreement, our partnership agreement provides that our general partner and its members, managers, officers and directors will not be liable to us or our common unitholders for any acts or omissions unless there has been a final and non-appealable entered judgment by a court of competent jurisdiction determining that our general partner or its members, managers, officers and directors acted in bad faith or with criminal intent. These modifications are detrimental to our common unitholders because they restrict the remedies available to our common unitholders for actions that without those limitations might constitute breaches of duty (including fiduciary duty).

Potential Conflicts

        Conflicts of interest could arise in the situations described below, among others.

Actions taken by our general partner may affect the amount of cash flow from operations available for distribution to our common unitholders.

        The amount of cash flow from operations that is available for distribution to our common unitholders is affected by decisions of our general partner regarding such matters as:

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  the amount and timing of cash expenditures, including those relating to compensation;

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  the amount and timing of investments and dispositions;

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  levels of indebtedness;

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  tax matters;

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  levels of reserves; and

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  issuances of additional partnership securities.

        In addition, borrowings by us and our affiliates do not constitute a breach of any duty owed by our general partner to our common unitholders. Our partnership agreement provides that we and our subsidiaries may borrow funds from our general partner and its affiliates or associates on terms that our general partner agrees to in good faith.

We reimburse our general partner for expenses.

        We reimburse our general partner for all costs, fees and expenses incurred by our general partner (or any direct or indirect equityholders of our general partner) in managing us or allocable to us or otherwise incurred operating us as determined by our general partner, in its sole discretion, and for example, we do not elect, appoint or employ any directors, officers or other employees. All of those persons are elected, appointed or employed by our general partner on our behalf, and accordingly we will reimburse our general partner for the costs and expenses associated with retaining and employing such directors, officers and other employees.

Our general partner intends to limit its liability regarding our obligations.

        Our general partner intends to limit its liability under contractual arrangements so that the other party has recourse only to our assets, and not against our general partner, its assets or its owners. Our partnership agreement provides that any action taken by our general partner to limit its liability or our liability is not a breach of our general partner's fiduciary duties, even if we could have obtained more favorable terms without the limitation on liability. The limitation on our general partner's liability does not constitute a waiver of compliance with U.S. federal securities laws that would be void under Section 14 of the Securities Act.

Our common unitholders will have no right to enforce obligations of our general partner and its affiliates or associates under agreements with us.

        Any agreements between us, on the one hand, and our general partner or its affiliates or associates, on the other, do not and will not grant to our common unitholders, separate and apart from us, the right to enforce the obligations of our general partner or its affiliates or associates in our favor.

Contracts between us, on the one hand, and our general partner or its affiliates or associates, on the other, will not be the result of arm's-length negotiations.

        Our partnership agreement allows our general partner to determine in its sole discretion any amounts to pay itself for any services rendered to us by our general partner (or any direct or indirect equityholders of our general partner). Our general partner may also enter into additional contractual arrangements with any of its affiliates or associates on our behalf. Neither our partnership agreement nor any of the other agreements, contracts and arrangements between us on the one hand, and our general partner or its affiliates or associates on the other, are or will be the result of arm's-length negotiations.

        Our general partner will determine the terms of any of these transactions entered into after this offering on terms to which it agrees in good faith.

        Our general partner and its affiliates and associates have no obligation to permit us to use any facilities or assets of our general partner or its affiliates or associates, except as may be provided in contracts entered into specifically dealing with that use. There is no obligation of our general partner or its affiliates or associates to enter into any contracts of this kind.

Our common units are subject to our general partner's limited call right.

        Our general partner may exercise its right to call and purchase common units as provided in our partnership agreement or assign this right to one of its affiliates or associates or to us. Our general partner may use its sole discretion, free of fiduciary duty restrictions, in determining whether to exercise this right. As a result, a common unitholder may have his common units purchased from him at an undesirable time or price. See "Material Provisions of Ares Management, L.P. Partnership Agreement—Limited Call Right."

We may choose not to retain separate counsel for ourselves or for the holders of common units.

        Attorneys, independent accountants and others who perform services for us are selected by our general partner, and may perform services for our general partner and its affiliates or associates. We are not required to retain separate counsel for ourselves or our common unitholders in the event of a conflict of interest between our general partner or its affiliates or associates on the one hand, and us or our common unitholders on the other.

Our general partner's affiliates may compete with us.

        Our partnership agreement provides that our general partner is restricted from engaging in any business activities other than activities incidental to its ownership of interests in us. Our partnership agreement does not prohibit affiliates of our general partner, including the Co-Founders, from engaging in other businesses or activities, including those that might compete directly with us.

Certain of our subsidiaries have obligations to investors in our funds and may have obligations to other third parties that may conflict with your interests.

        Our subsidiaries that serve as the general partners of our funds have fiduciary and contractual obligations to the investors in those funds and some of our subsidiaries may have contractual duties to other third parties. As a result, we expect to regularly take actions with respect to the allocation of investments among our funds (including funds that have different fee structures), the purchase or sale of investments in our funds, the structuring of investment transactions for those funds, the advice we provide or otherwise that comply with these fiduciary and contractual obligations. In addition, directors and officers of our general partner and our personnel have made personal investments in a variety of our funds, which may result in conflicts of interest among investors in our funds or our common unitholders regarding investment decisions for these funds. Some of these actions might at the same time adversely affect our near-term results of operations or cash flow.

Tax considerations of our senior professional owners may conflict with your interests.

        Because our senior professional owners hold their Ares Operating Group Units directly or through entities that are not subject to corporate income taxation and Ares Management, L.P. holds Ares Operating Group Units directly or through direct subsidiaries, at least one of which is subject to taxation as a corporation in the United States, conflicts may arise between our senior professional owners and Ares Management, L.P. relating to the selection and structuring of investments. Our common unitholders will be deemed to expressly acknowledge that our general partner is under no obligation to consider the separate interests of our common unitholders (including among other things the tax consequences to our common unitholders) in deciding whether to cause us to take (or decline to take) any actions.

Fiduciary Duties

        Duties owed to us and our common unitholders by our general partner are prescribed by law and in our partnership agreement. The Delaware Limited Partnership Act provides that Delaware limited partnerships may in their partnership agreements expand, restrict or eliminate the duties (including fiduciary duties) otherwise owed by a general partner or any other person to limited partners and the partnership.

        Our partnership agreement contains provisions that eliminate the fiduciary duties that otherwise would be owed by our general partner and its affiliates and associates to us and our common unitholders at law or in equity. Accordingly, our general partner and its affiliates and associates are only subject to the contractual duties set forth in our partnership agreement and, to the extent a party to our partnership agreement, to the implied contractual covenant of good faith and fair dealing. We have adopted these modifications to allow our general partner and its affiliates and associates to engage in transactions with us that might otherwise be prohibited by state-law fiduciary duty standards and to take into account the interests of other parties in addition to our interests and the interests of the common unitholders when resolving conflicts of interest. Without these modifications, our general partner's ability to make decisions involving conflicts of interest would be restricted. These modifications are detrimental to our common unitholders because they restrict the remedies available to common unitholders for actions that without those limitations might constitute breaches of duty (including a fiduciary duty), as described below, and they permit our general partner and its affiliates and associates to take into account their own interests and the interests of third parties in addition to our interests and the interests of the common unitholders when resolving conflicts of interest.

        The following is a summary of the duties owed by our general partner to the limited partners under our partnership agreement as compared to the default fiduciary duty standards that otherwise would be owed by our general partner to the limited partners at law or in equity:

State Law Fiduciary Duty Standards	Fiduciary duties are generally considered to include an obligation to act in good faith and with due care and loyalty. In the absence of a provision in a partnership agreement providing otherwise, the duty of care would generally require a general partner to inform itself prior to making a business decision of all material information reasonably available to it. In the absence of a provision in a partnership agreement providing otherwise, the duty of loyalty would generally prohibit a general partner of a Delaware limited partnership from taking any action or engaging in any transaction that is not fair to and in the best interests of the partnership where a conflict of interest is present.
Partnership Agreement Modified Standards

General.    Our partnership agreement contains provisions that waive duties of or consent to conduct by our general partner and its affiliates and associates that might otherwise raise issues about compliance with fiduciary duties or applicable law. For example, our partnership agreement provides that when our general partner, in its capacity as our general partner, is permitted to or required to make a decision in its "discretion" or "sole discretion" or under a grant of similar authority or latitude or pursuant to any provision of our partnership agreement not subject to an express standard of "good faith," then our general partner will not be subject to any fiduciary duty and will be entitled to consider only such interests and factors as it desires, including its own interests and the interests of the Co-Founders, and will have no duty or obligation (fiduciary or otherwise) to give any consideration to any factors affecting us or any limited partners, including our common unitholders, and will not be subject to any different standards imposed by our partnership agreement or otherwise existing at law, in equity or otherwise. In addition, when our general partner is acting in its individual capacity, as opposed to in its capacity as our general partner, it may act without any fiduciary obligation to us or the common unitholders whatsoever. These standards reduce the obligations to which our general partner would otherwise be held.

In addition to the other more specific provisions limiting the obligations of our general partner and its affiliates and associates, our partnership agreement further provides that our general partner and its members, managers, officers and directors will not be liable to us, our limited partners, including our common unitholders, or assignees for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our general partner or its members, managers, officers or directors acted in bad faith or with criminal intent.

Special Provisions Regarding Affiliated Transactions.    Our partnership agreement generally provides that affiliated transactions and resolutions of conflicts of interest not involving a vote of holders of voting units (excluding voting units owned by the general partner and its affiliates and associates) and that are not approved by the conflicts committee of the board of directors of our general partner or by our general partner in good faith will conclusively be deemed approved by the partnership and all partners, and will not constitute a breach of our partnership agreement or of any duty (including any fiduciary duty) existing at law, in equity or otherwise, unless our general partner subjectively believes that the resolution or course of action in respect of such conflict of interest is opposed to the best interests of the partnership.

In any proceeding brought by or on behalf of any limited partner, including our common unitholders, or our partnership or any other person bound by our partnership agreement, the person bringing or prosecuting such proceeding will have the burden of proving that the general partner subjectively believed that such resolution or course of action was opposed to the best interests of the partnership. These standards reduce the obligations to which our general partner would otherwise be held.

Rights and Remedies of Common Unitholders Restricted by Modified Standards

The Delaware Limited Partnership Act generally provides that a limited partner may institute legal action on behalf of the partnership to recover damages from a third party where a general partner has refused to institute the action or where an effort to cause a general partner to do so is not likely to succeed. In addition, the statutory or case law of some jurisdictions may permit a limited partner to institute legal action on behalf of himself and all other similarly situated limited partners to recover damages from a general partner for violations of its fiduciary duties to the limited partners.

        By holding our common units, each common unitholder will automatically agree to be bound by the provisions in our partnership agreement, including the provisions discussed above. This is in accordance with the policy of the Delaware Limited Partnership Act favoring the principle of freedom of contract and the enforceability of partnership agreements. The failure of a common unitholder to sign our partnership agreement will not render our partnership agreement unenforceable against that person.

        We have agreed to indemnify our general partner, any departing general partner, any person who is or was a tax matters partner, member, manager, officer or director of our general partner or any departing general partner, any member, manager, officer or directors of our general partner or any departing general partner who is or was serving at the request of our general partner as a director, officer, manager, employee, trustee, fiduciary, partner, tax matters partner, member, representative, agent or advisor of another person, any person who controls our general partner or any departing general partner, any person who is named in the registration statement of which this prospectus forms a part as being or about to become a director of our general partner, or any person designated by our general partner as an indemnitee in its sole and absolute discretion. We have agreed to provide this indemnification unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that these persons acted in bad faith or with criminal intent. We have also agreed to provide this indemnification for criminal proceedings. Thus, our general partner could be indemnified for its negligent acts if it met the requirements set forth above. To the extent these provisions purport to include indemnification for liabilities arising under the Securities Act, in the opinion of the Commission such indemnification is contrary to public policy and therefore unenforceable. See "Material Provisions of Ares Management, L.P. Partnership Agreement—Indemnification."

DESCRIPTION OF COMMON UNITS

Common Units

        Our common units represent limited partner interests in Ares Management, L.P. The holders of our common units are entitled to participate in our distributions and exercise the rights or privileges that will be available to limited partners under our partnership agreement. For a description of the relative rights and preferences of holders of our common units in and to our distributions, see "Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities—Distribution Policy for Common Units" in our Annual Report on Form 10-K for the fiscal year ended December 31, 2015, filed with the SEC on February 29, 2016 and incorporated by reference in this prospectus. For a description of the rights and privileges of limited partners that are available under our partnership agreement, including voting rights, see "Material Provisions of Ares Management, L.P. Partnership Agreement."

        Unless our general partner determines otherwise, we will issue all our common units in uncertificated form.

Restrictions on Ownership and Transfer

        One of our direct subsidiaries, Ares Real Estate Holdings LLC, has been structured as a REIT. For Ares Real Estate Holdings LLC to qualify as a REIT, it cannot be "closely held" under Code Section 856(h); that is, five or fewer individuals (as specially defined in the Code to include specified private foundations, employee benefit plans and trusts and charitable trusts and subject to certain constructive ownership rules) may not own, directly or indirectly, more than 50% in value of our outstanding common units during the last half of a taxable year, other than Ares Real Estate Holdings LLC's first REIT taxable year.

        We may prohibit certain acquisitions and transfers of common units so as to ensure Ares Real Estate Holdings LLC's initial and continued qualification as a REIT under the Code. However, there can be no assurance that this prohibition will be effective. Because we believe it is essential for Ares Real Estate Holdings LLC to qualify as a REIT, and, once qualified, to continue to qualify, among other purposes, our partnership agreement provides (subject to certain exceptions) that no person may own, or be deemed to own by virtue of the attribution provisions of the Code, more than the lesser of 7.5% of the number of all outstanding common units and the value of all outstanding units.

        Our general partner, in its sole discretion, may waive this ownership limit (prospectively or retroactively) if evidence satisfactory to it, including certain representations and undertakings required by our partnership agreement, is presented that such ownership will not then or in the future jeopardize Ares Real Estate Holdings LLC's status as a REIT. Also, these restrictions on transferability and ownership will not apply if our general partner determines that it is no longer in Ares Real Estate Holdings LLC's best interests to continue to qualify as a REIT or that compliance with such restrictions is no longer required for Ares Real Estate Holdings LLC to qualify as a REIT.

        Our general partner is expected to establish an excepted holder limit for existing owners who would otherwise exceed the ownership limit.

        In the case of any attempted transfer of our common units which, if effective, would result in a violation of this ownership limitation, then the number of common units causing the violation (rounded up to the nearest whole common unit) will be automatically transferred to a trust for the exclusive benefit of one or more charitable beneficiaries, and the proposed transferee will not acquire any rights in such common units. To avoid confusion, these common units so transferred to a beneficial trust will be referred to in this prospectus as "Excess Units." Excess Units will remain issued and outstanding common units and will be entitled to the same rights and privileges as all other common units. The trustee of the beneficial trust, as holder of the Excess Units, will be entitled to receive all distributions authorized by our general partner on such common units for the benefit of the charitable beneficiary. Our partnership agreement further entitles the trustee of the beneficial trust to vote all Excess Units. If a transfer to the trust would be ineffective for any reason to prevent a violation of any of the ownership limitation, the transfer resulting in such violation will be void from the time of such purported transfer.

        The trustee of the beneficial trust will select a transferee to whom the Excess Units may be sold as long as such sale does not violate the 7.5% ownership limit. Upon sale of the Excess Units, the intended transferee (the transferee of the Excess Units whose ownership would have violated the 7.5% ownership limit) will receive from the trustee of the beneficial trust the lesser of such sale proceeds, or the price per common unit the intended transferee paid for the Excess Units (or, in the case of a gift or devise to the intended transferee, the price per common unit equal to the market value per common unit on the date of the transfer to the intended transferee). The trustee may reduce the amount payable to the intended transferee by the amount of distributions which have been paid to the intended transferee and are owed by the intended transferee to the trustee. The trustee of the beneficial trust will distribute to the charitable beneficiary any amount the trustee receives in excess of the amount to be paid to the intended transferee.

        In addition, we have the right to purchase any Excess Units at the lesser of (a) the price per common unit paid in the transfer that created the Excess Units (or, in the case of a devise or gift, the market price at the time of such devise or gift) and (b) the market price on the date we, or our designee, exercise such right. We may reduce the amount payable to the intended transferee by the amount of distributions which have been paid to the intended transferee and are owed by the intended transferee to the trustee. We will have the right to purchase the Excess Units until the trustee has sold the common units. Upon a sale to us, the interest of the charitable beneficiary in the common units sold will terminate and the trustee will distribute the net proceeds of the sale to the intended transferee.

        Any person who (a) acquires or attempts or intends to acquire common units in violation of the foregoing ownership limitation, or (b) would have owned common units that resulted in a transfer to a charitable trust, is required to give us immediate written notice or, in the case of a proposed or intended transaction, 15 days' written notice. In both cases, such persons must provide to us such other information as we may request to determine the effect, if any, of such transfer on Ares Real Estate Holdings LLC's status as a REIT. The foregoing restrictions will continue to apply until our general partner determines it is no longer in our best interest to continue to qualify Ares Real Estate Holdings LLC as a REIT.

        The 7.5% ownership limit does not apply to the underwriters in a public offering of common units. Any person who owns more than 5% of our outstanding common units during any taxable year will be asked to deliver a statement or affidavit setting forth the name and address of such owner, the number of common units beneficially owned, directly or indirectly, and a description of the manner in which such common units are held. Each such person also must provide us with such additional information as we may request to determine the effect of such ownership on Ares Real Estate Holdings LLC's status as a REIT and to ensure compliance with the 7.5% ownership limit.

Transfer of Common Units

        By acceptance of the transfer of our common units in accordance with our partnership agreement, each transferee of our common units will be admitted as a common unitholder with respect to the common units transferred when such transfer and admission is reflected in our books and records, with or without execution of our partnership agreement. Additionally, each transferee of our common units will:

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  represent that the transferee has the capacity, power and authority to enter into our partnership agreement;

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  become bound by the terms of, and will be deemed to have agreed to be bound by, our partnership agreement; and

  •
  make the consents, acknowledgements and waivers that are set forth in our partnership agreement, such as the approval of all transactions and agreements that we are entering into in connection with our formation and this offering.

        Common units are securities and are transferable according to the laws governing transfers of securities. In addition to other rights acquired upon transfer, the transferor will give the transferee the right to become a substituted limited partner in our partnership for the transferred common units.

        Until a common unit has been transferred on our books, we and the transfer agent, notwithstanding any notice to the contrary, may treat the record holder of the common unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations. A beneficial holder's rights are limited solely to those that it has against the record holder as a result of any agreement between the beneficial owner and the record holder.

Listing

        Our common units are listed on the NYSE under the symbol "ARES."

Transfer Agent and Registrar

        American Stock Transfer and Trust Company is the registrar and transfer agent for our common units. You may contact the registrar and transfer agent at 6201 15th Avenue, Brooklyn, New York 11219.

 MATERIAL PROVISIONS OF ARES MANAGEMENT, L.P.
PARTNERSHIP AGREEMENT

        The following is a summary of the material provisions of the Amended and Restated Agreement of Limited Partnership of Ares Management, L.P. The Amended and Restated Agreement of Limited Partnership of Ares Management, L.P. is filed as an exhibit to the registration statement of which this prospectus forms a part and is referred to in this prospectus as our partnership agreement. The following summary is qualified in its entirety by reference thereto.

        We summarize the following provisions of our partnership agreement elsewhere in this prospectus:

  •
  with regard to transfer of common units, see "Description of Common Units—Transfer of Common Units"; and

  •
  with regard to allocations of taxable income and taxable loss, see "Material US. Federal Tax Considerations."

General Partner

        Our general partner, Ares Management GP LLC, will manage all of our operations and activities. Our general partner is authorized in general to perform all acts that it determines to be necessary, appropriate, proper, advisable or incidental to, or in furtherance of, carrying out our purposes and conducting our businesses. Our partnership agreement provides that our general partner, in managing our operations and activities, will be entitled to consider only such interests and factors as it desires, including its own interests, and will have no duty or obligation (fiduciary or otherwise) to give any consideration to any interest of or factors affecting us or any limited partners, and will not be subject to any different standards imposed by our partnership agreement, any other agreement contemplated by our partnership agreement, or otherwise at law, in equity or otherwise. Ares Management GP LLC is wholly owned by Ares Partners Holdco LLC, an entity owned and controlled by our Co-Founders. See "Certain Relationships and Related Transactions, and Director Independence—Our General Partner" in our Annual Report on Form 10-K for the fiscal year ended December 31, 2015, filed with the SEC on February 29, 2016 and incorporated by reference in this prospectus. Our common unitholders have limited voting rights on matters affecting our businesses and, therefore, have limited ability to influence management's decisions regarding our businesses. The voting rights of our common unitholders are limited as set forth in our partnership agreement and in the Delaware Limited Partnership Act. For example, our general partner may generally make amendments to our partnership agreement or certificate of limited partnership without the approval of any common unitholder as set forth below under "—Amendment of the Partnership Agreement—No Limited Partner Approval."

Organization

        We were formed on November 15, 2013 and will continue until cancellation of our certificate of limited partnership as provided in the Delaware Limited Partnership Act.

Purpose

        Under our partnership agreement we are permitted to engage, directly or indirectly, in any business activity that is approved by our general partner in its sole discretion and that lawfully may be conducted by a limited partnership organized pursuant to the Delaware Limited Partnership Act.

Power of Attorney

        Each limited partner, and each person who acquires a limited partner interest in accordance with our partnership agreement, grants to our general partner and, if appointed, a liquidator, a power of attorney to, among other things, execute and file documents required for our qualification, continuance, dissolution or termination. The power of attorney also grants our general partner the authority to amend, and to make consents and waivers under, our partnership agreement and certificate of limited partnership, in each case in accordance with our partnership agreement.

Capital Contributions

        Our common unitholders are not obligated to make additional capital contributions, except as described below under "—Limited Liability." Our general partner is not obligated to make any capital contributions.

Limited Liability

        Assuming that a limited partner does not participate in the control of our businesses within the meaning of the Delaware Limited Partnership Act and that he, she or it otherwise acts in conformity with the provisions of our partnership agreement, his, her or its liability under the Delaware Limited Partnership Act is limited, subject to possible exceptions, to the amount of capital he, she or it was obligated to contribute to us for his, her or its common units plus his, her or its share of any undistributed profits and assets, plus his, her or its obligation to make other payments that are provided for in our partnership agreement. If it were determined however that the right, or exercise of the right, by the limited partners as a group:

  •
  to remove or replace our general partner in limited circumstances;

  •
  to approve some amendments to our partnership agreement; or

  •
  to take other action under our partnership agreement,

        constituted "participation in the control" of our businesses for the purposes of the Delaware Limited Partnership Act, then our limited partners could be held personally liable for our obligations under the laws of Delaware to the same extent as our general partner. This liability would extend to persons who transact business with us who reasonably believe that the limited partner is a general partner. The Delaware Limited Partnership Act does not, nor does our partnership agreement, specifically provide for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Delaware case law. The limitation on our general partner's liability does not constitute a waiver of compliance with U.S. federal securities laws that would be void under Section 14 of the Securities Act.

        Under the Delaware Limited Partnership Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Limited Partnership Act provides that the fair value of property subject to liability for which recourse of creditors is limited will be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the non-recourse liability. The Delaware Limited Partnership Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Limited Partnership Act will be liable to the limited partnership for the amount of the distribution for three years from the date of the distribution. Under the Delaware Limited Partnership Act, a substituted limited partner of a limited partnership is liable for the obligations of his assignor to make contributions to the partnership, except that such person is not obligated for liabilities unknown to him at the time he became a limited partner and that could not be ascertained from the partnership agreement.

        Moreover, if it were determined that we were conducting business in any state without compliance with the applicable limited partnership statute, or that the right or exercise of the right by the limited partners as a group to remove or replace our general partner in limited circumstances, to approve some amendments to our partnership agreement or to take other action under our partnership agreement constituted "participation in the control" of our businesses for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as our general partner under the circumstances. We intend to operate in a manner that our general partner considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.

Issuance of Additional Securities

        Our partnership agreement authorizes us to issue an unlimited number of additional partnership securities and options, rights, warrants and appreciation rights relating to partnership securities for the consideration and on the terms and conditions determined by our general partner in its sole discretion without the approval of any limited partners.

        In accordance with the Delaware Limited Partnership Act and the provisions of our partnership agreement, we are able to issue additional partnership interests that have designations, preferences, rights, powers and duties that are different from, and may be senior to, those applicable to our common units.

Common Unit Ownership Limitations

        For Ares Real Estate Holdings LLC, one of our direct subsidiaries, to qualify as a REIT, it cannot be "closely held," which means that at all times during the second half of each taxable year, no more than 50% in value of our common units may be owned, directly or indirectly, by five or fewer individuals (determined by applying certain attribution rules under the Code to the owners of any entity owning our common units) as specifically defined for this purpose. However, this requirement does not apply until after the first taxable year Ares Real Estate Holdings LLC elects REIT status.

        Our partnership agreement contains certain provisions intended to enable us to meet the requirements above. First, subject to certain exceptions, our partnership agreement provides that no person may beneficially or constructively own (applying certain attribution rules under the Code) more than the lesser of 7.5% of the number of all outstanding common units and the value of all outstanding units. See "Description of Common Units—Restrictions on Ownership and Transfer." Our partnership agreement also contains provisions requiring each holder of our common units to disclose, upon demand, constructive or beneficial ownership of common units as deemed necessary to comply with the requirements of the Code applicable to REITs, applied as if we were a REIT.

        Our general partner may, in its sole discretion, waive the 7.5% ownership limit with respect to a particular common unitholder if it is presented with evidence satisfactory to it that such ownership will not then or in the future jeopardize Ares Real Estate Holdings LLC's qualification as a REIT. Our general partner has established an excepted holder limit for existing owners who would otherwise exceed the ownership limit, including affiliates of Antony Ressler and the Abu Dhabi Investment Authority and its affiliate.

        Our partnership agreement also prohibits any person from, among other things, beneficially or constructively owning common units that would result in Ares Real Estate Holdings LLC being "closely held" under Code Section 856(h), or otherwise cause Ares Real Estate Holdings LLC to fail to qualify as a REIT.

        In addition, our partnership agreement provides that any ownership or purported transfer of our common units in violation of the foregoing restrictions will result in the common units so owned or transferred being automatically transferred to a charitable trust for the benefit of a charitable beneficiary, and the purported owner or transferee acquiring no rights in such common units. If a transfer to a charitable trust would be ineffective for any reason to prevent a violation of the restriction, the transfer resulting in such violation will be void from the time of such purported transfer.

Distributions

        Distributions will be made to the partners pro rata in proportion to their respective partnership interests. See "Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities—Distribution Policy for Common Units" in our Annual Report on Form 10-K for the fiscal year ended December 31, 2015, filed with the SEC on February 29, 2016 and incorporated by reference in this prospectus.

Amendment of the Partnership Agreement

General

        Amendments to our partnership agreement may be proposed only by our general partner. To adopt a proposed amendment, other than the amendments that require the approval of each limited partner affected or that do not require limited partner approval, each as discussed below, our general partner must seek approval of the holders of a majority of our outstanding voting units, unless a greater or lesser percentage is required under our partnership agreement. Our general partner will seek written approval of the requisite percentage of the voting power of outstanding voting units or call a meeting of the limited partners to consider and vote upon the proposed amendment. See "—Meetings; Voting."

Prohibited Amendments

        No amendment may be made that would:

  (1)
  enlarge the obligations of any limited partner without its consent, unless such enlargement may be deemed to have occurred as a result of any amendment that would have a material adverse effect on the rights or preferences of any class of partnership interests in relation to other classes of partnership interests that has been approved by the holders of not less than a majority of the outstanding partnership interests of the class affected; or

  (2)
  enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates or associates without the consent of our general partner, which may be given or withheld in its sole discretion.

No Limited Partner Approval

        Our general partner may generally make amendments to our partnership agreement or certificate of limited partnership without the approval of any limited partner to reflect:

  (1)
  a change in the name of the partnership, the location of the partnership's principal place of business, the partnership's registered agent or its registered office;

  (2)
  the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

  (3)
  a change that our general partner determines in its sole discretion is necessary, appropriate, proper, advisable or incidental to, or in furtherance of, qualifying or continuing the qualification of the partnership as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or other jurisdiction or ensuring that the partnership and its relevant subsidiaries will not be treated as (to the extent not so treated) associations taxable as corporations or otherwise taxed as entities for U.S. federal income tax purposes;

  (4)
  a change that our general partner determines in its sole discretion to be necessary, appropriate, proper, advisable or incidental to, or in furtherance of, addressing certain changes in U.S. federal, state or local income tax regulations, legislation or interpretation;

  (5)
  an amendment that our general partner determines is necessary or appropriate, based on the advice of counsel, to prevent the partnership or our general partner or its affiliates or associates, from having a material risk of being in any manner subjected to registration under the provisions of the Investment Company Act of 1940, as amended (the "Investment Company Act"), the Investment Advisers Act of 1940, as amended (the "Advisers Act"), or "plan asset" regulations adopted under the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), whether or not substantially similar to plan asset regulations currently applied or proposed by the U.S. Department of Labor;

  (6)
  an amendment that our general partner determines in its sole discretion to be necessary, appropriate, proper, advisable or incidental in connection with, or in furtherance of, the creation, authorization or issuance of any class or series of partnership securities or options, rights, warrants or appreciation rights relating to partnership securities;

  (7)
  any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone;

  (8)
  an amendment effected, necessitated or contemplated by an agreement of merger, consolidation or other business combination agreement that has been approved under the terms of our partnership agreement;

  (9)
  any amendment that in the sole discretion of our general partner is necessary, appropriate, proper, advisable or incidental to, or in furtherance of, reflecting and accounting for the formation by the partnership of, or its investment in, any corporation, partnership, joint venture, limited liability company or other entity;

  (10)
  a change in our fiscal year or taxable year and related changes;

  (11)
  a merger with or conversion or conveyance to another limited liability entity that is newly formed and has no assets, liabilities or operations at the time of the merger, conversion or conveyance other than those it receives by way of the merger, conversion or conveyance or those arising out of its incorporation or formation;

  (12)
  an amendment effected, necessitated or contemplated by an amendment to any limited partnership agreement of an Ares Operating Group entity that requires members or partners of such Ares Operating Group entity to provide a statement, certification or other proof of evidence regarding whether such member or partner is subject to U.S. federal income taxation on the income generated by the Ares Operating Group;

  (13)
  any amendment that our general partner determines to be necessary, appropriate, proper, advisable or incidental to, or in furtherance of, curing any ambiguity, omission, mistake, defect or inconsistency;

  (14)
  an amendment to the forum selection provisions that our general partner determines in good faith; or

  (15)
  any other amendments that our general partner determines to be substantially similar to any of the matters described in (1) through (14) above.

        In addition, our general partner may make amendments to our partnership agreement without the approval of any limited partner if those amendments, in the discretion of our general partner:

  (1)
  do not adversely affect our limited partners considered as a whole (or adversely affect any particular class of partnership interests as compared to another class of partnership interests, except under clause (6) above) in any material respect;

  (2)
  are necessary or appropriate to (a) satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal, state, local or non-U.S. agency or judicial authority or contained in any federal, state, local or non-U.S. statute (including the Delaware Limited Partnership Act) or (b) are necessary or appropriate to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the limited partner interests are or will be listed for trading;

  (3)
  are necessary, appropriate, proper, advisable or incidental in connection with, or in furtherance of, any action taken by our general partner relating to splits or combinations of units under the provisions of our partnership agreement; or

  (4)
  are required to effect the intent expressed in the registration statement of which this prospectus forms a part or the intent of the provisions of our partnership agreement or are otherwise contemplated by our partnership agreement.

Opinion of Counsel and Limited Partner Approval

        Our general partner will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners if one of the amendments described above under "—No Limited Partner Approval" should occur. No other amendments to our partnership agreement (other than an amendment pursuant to a merger, sale or other disposition of assets effected in accordance with the provisions described under "—Corporate Transactions") or an amendment described in the following paragraphs will become effective without the approval of holders of at least 90% of the outstanding voting units, unless we obtain an opinion of counsel to the effect that the amendment will not affect the limited liability of any of our limited partners under the Delaware Limited Partnership Act.

        Except for amendments that may be adopted solely by our general partner or pursuant to a merger, any amendment that would have a material adverse effect on the rights or preferences of any class of partnership interests in relation to other classes of partnership interests (treating our voting units as a separate class of partnership interest for this purpose) will also require the approval of the holders of not less than a majority of the outstanding partnership interests of the class so affected.

        In addition, any amendment that reduces the voting percentage required to take any action under our partnership agreement must be approved by the written consent or the affirmative vote of limited partners whose aggregate outstanding voting units constitute not less than the voting or consent requirement sought to be reduced.

Corporate Transactions

        Our partnership agreement provides that our general partner in its sole discretion may not, without the approval of the holders of at least a majority of the voting power of the outstanding voting units, cause us to, among other things sell or exchange all or substantially all of our and our subsidiaries' (taken as a whole) assets in a single transaction or a series of related transactions, provided that our general partner in its sole discretion may mortgage, pledge, hypothecate or grant a security interest in any or all of our and our subsidiaries' (taken as a whole) assets (including for the benefit of persons other than us or our subsidiaries, including affiliates of our general partner), including, in each case, pursuant to any forced sale of any or all of our and our subsidiaries' (taken as a whole) assets pursuant to the foreclosure or other realization upon those encumbrances without the approval of the limited partners.

        Our general partner may, with the approval of the holders of at least a majority of the voting power of the outstanding voting units, cause us to merge or consolidate or otherwise combine with or into one or more other persons. In addition, if conditions that are specified in our partnership agreement are satisfied, our general partner may, without limited partner approval, convert or merge us into, or convey some or all of our assets to, a newly formed limited liability entity if (i) the sole purpose of that merger or conveyance is to effect a change in our legal form into another limited liability entity, (ii) our general partner receives an opinion of counsel that the merger or conveyance will not result in the loss of limited liability of any limited partner, and (iii) the governing instruments of the new entity provide the limited partners and our general partner with substantially the same rights and obligations as are contained in the partnership agreement. The common unitholders will not be entitled to dissenters' rights of appraisal under our partnership agreement or the Delaware Limited Partnership Act in the event of a merger or consolidation, a sale of substantially all of our assets or any other similar transaction or event.

Election to be Treated as a Corporation

        If our general partner, in its sole discretion, determines that it is no longer in our interests to continue as a partnership for U.S. federal income tax purposes, our general partner may elect to treat our partnership as an association or as a publicly traded partnership taxable as a corporation for U.S. federal (and applicable state) income tax purposes or may effect such change by merger or conversion or otherwise under applicable law.

Dissolution

        We will dissolve upon:

  (1)
  the election of our general partner to dissolve our partnership, if approved by the holders of a majority of the voting power of the partnership's outstanding voting units;

  (2)
  there being no limited partners, unless our partnership is continued without dissolution in accordance with the Delaware Limited Partnership Act;

  (3)
  the entry of a decree of judicial dissolution of our partnership pursuant to the Delaware Limited Partnership Act; or

  (4)
  the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner (other than by reason of a transfer by our general partner of all of its general partner interests pursuant to our partnership agreement or withdrawal or removal of our general partner following approval and admission of a successor), in each case in accordance with our partnership agreement.

        Upon a dissolution under clause (4), the holders of a majority of the voting power of our outstanding voting units may also elect, within specific time limitations, to continue the partnership's businesses without dissolution on the same terms and conditions described in the partnership agreement by appointing as a successor general partner an individual or entity approved by the holders of a majority of the voting power of the outstanding voting units, subject to the partnership's receipt of an opinion of counsel to the effect that:

  (1)
  the action would not result in the loss of limited liability of any limited partner under the Delaware Limited Partnership Act; and

  (2)
  neither we nor any of our subsidiaries (excluding those formed or existing as corporations) would be treated as an association taxable as a corporation or otherwise be taxable as an entity for U.S. federal income tax purposes upon the exercise of that right to continue.

Liquidation and Distribution of Proceeds

        Upon our dissolution, unless we are continued as a limited partnership, our general partner shall act, or select in its sole discretion one or more persons to act, as liquidator. The liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that the liquidator deems necessary or appropriate in its judgment, liquidate our assets and apply the proceeds of the liquidation first, to discharge our liabilities as provided in our partnership agreement and by law, and thereafter, to the partners according to the percentages of their respective partnership interests as of a record date selected by the liquidator. The liquidator may defer liquidation or distribution of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that an immediate sale or distribution of all or some of our assets would be impractical or would cause undue loss to the partners.

Withdrawal or Removal of the General Partner

        Upon the withdrawal of our general partner under any circumstances, the holders of a majority of the voting power of the partnership's outstanding voting units may elect a successor to that withdrawing general partner. If a successor is not elected, or is elected but the partnership does not receive an opinion of counsel regarding limited liability and tax matters, the partnership will be dissolved, wound up and liquidated, unless within specific time limitations after that withdrawal, the holders of a majority of the voting power of the partnership's outstanding voting units agree in writing to continue our businesses and to appoint a successor general partner. See "—Dissolution" above.

        Our common unitholders have no right to remove or expel, with or without cause, our general partner.

        In circumstances where a general partner withdraws and a successor general partner is elected in accordance with our partnership agreement, the departing general partner in its sole discretion and acting in its individual capacity will have the option to require the successor general partner to purchase the general partner interest of the departing general partner for a cash payment equal to its fair value. This fair value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached within 30 days of the effective date of the departing general partner's departure, an independent investment banking firm or other independent expert, which, in turn, may rely on other experts, selected by the departing general partner and the successor general partner will determine the fair value. If the departing general partner and the successor general partner cannot agree upon an expert within 45 days of the effective date of the general partner's departure, then an expert chosen by agreement of the independent investment banking firms or independent experts selected by each of them will determine the fair value.

        If the option described above is not exercised by the departing general partner, the departing general partner will automatically become a limited partner and the departing general partner's general partner interest will automatically convert into common units pursuant to a valuation of those interests as determined by an investment banking firm or other independent expert selected by the departing general partner.

        In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including without limitation all employee related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates excluding any subsidiary of the partnership for the partnership's benefit.

Limited Call Right

        If at any time:

  (i)
  less than 10% of the total limited partner interests of any class then outstanding (other than special voting units), including our common units, are held by persons other than our general partner, members of Ares Partners Holdco LLC or their respective affiliates; or

  (ii)
  the partnership is subjected to registration under the provisions of the Investment Company Act,

        our general partner will have the right, which it may assign and transfer in whole or in part to any of its affiliates or to us, exercisable in its sole discretion, to purchase all, but not less than all, of the remaining limited partner interests of such class held by unaffiliated persons as of a record date to be selected by our general partner, on at least ten but not more than 60 days' notice. The purchase price in the event of this purchase is the greater of:

  a)
  the current market price as of the date three days before the date the notice is mailed, and

  b)
  the highest price paid by our general partner or any of its affiliates acting in concert with us for any limited partner interests of the class purchased within the 90 days preceding the date on which our general partner first mails notice of its election to purchase those limited partner interests.

        As a result of our general partner's right to purchase outstanding limited partner interests, a holder of limited partner interests may have his limited partner interests purchased at an undesirable time or price. The U.S. tax consequences to a common unitholder of the exercise of this call right are the same as a sale by that common unitholder of his common units in the market. See "Material U.S. Federal Tax Considerations—United States Taxes—Consequences to U.S. Holders of Common Units."

Sinking Funds; Preemptive Rights

        We have not established a sinking fund and we have not granted any preemptive rights with respect to our limited partner interests.

Meetings; Voting

        Except as described below regarding a person or group owning 20% or more of our common units then outstanding, record holders of common units (other than any person whom our general partner may from time to time with such person's consent designate as a non-voting common unitholder) or of special voting units will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon limited matters as to which holders of limited partner interests have the right to vote or to act.

        Except as described below regarding a person or group owning 20% or more of our common units then outstanding, each record holder of a common unit (other than any person whom our general partner may from time to time with such person's consent designate as a non-voting common unitholder) is entitled to a number of votes equal to the number of common units held of record as of the relevant record date.

        In addition, on those few matters that may be submitted for a vote of our common unitholders, Ares Voting LLC, an entity owned and controlled by Ares Partners Holdco LLC, which in turn is owned and controlled by our Co-Founders, holds a special voting unit that provides it with a number of votes, on any matter that may be submitted for a vote of our common unitholders, that is equal to the aggregate number of Ares Operating Group Units held by the limited partners of the Ares Operating Group entities that do not hold a special voting unit. A special voting unit held by any holder other than Ares Voting LLC provides that holder with a number of votes, on any matter that may be submitted for a vote of our common unitholders, that is equal to the number of Ares Operating Group Units held by such holder. We do not expect any holder other than Ares Voting LLC to hold a special voting unit upon consummation of this offering. We refer to our common units (other than those held by any person whom our general partner may from time to time with such person's consent designate as a non-voting common unitholder) and our special voting units as "voting units." Our voting units are treated as a single class on all such matters submitted for a vote of our common unitholders. If the ratio at which Ares Operating Group Units are exchangeable for our common units changes from one-for-one as described under "Certain Relationships and Related Transactions, and Director Independence—Exchange Agreement" in our

Annual Report on Form 10-K for the fiscal year ended December 31, 2015, filed with the SEC on February 29, 2016 and incorporated by reference in this prospectus. The number of votes to which the holders of the special voting units are entitled will be adjusted accordingly. Additional limited partner interests having special voting rights could also be issued. See "—Issuance of Additional Securities" above.

        In the case of common units held by our general partner on behalf of non-citizen assignees, our general partner will distribute the votes on those common units in the same ratios as the votes of partners in respect of other limited partner interests are cast.

        Our general partner does not anticipate that any meeting of common unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the limited partners may be taken either at a meeting of the limited partners or without a meeting, without a vote and without prior notice if consented to in writing or by electronic transmission by limited partners owning not less than the minimum percentage of the voting power of the outstanding limited partner interests that would be necessary to authorize or take that action at a meeting at which all the limited partners were present and voted. Meetings of the limited partners may be called by our general partner or by limited partners representing 50% or more of the voting power of the outstanding limited partner interests of the class or classes for which a meeting is proposed. Common unitholders may vote either in person or by proxy at meetings. The holders of a majority of the voting power of the outstanding limited partner interests of the class or classes for which a meeting has been called, represented in person or by proxy, will constitute a quorum unless any action by the limited partners requires approval by holders of a greater percentage of such limited partner interests, in which case the quorum will be the greater percentage.

        However, if at any time any person or group (other than our general partner, Ares Owners Holdings L.P., a member of Ares Partners Holdco LLC or their respective affiliates, a direct or subsequently approved transferee of our general partner or its affiliates or a person who acquired such common units with the prior approval of our general partner) acquires, in the aggregate, beneficial ownership of 20% or more of any class of our common units then outstanding, that person or group will lose voting rights on all of its common units and the common units owned by such person or group may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of limited partners, calculating required votes, determining the presence of a quorum or for other similar purposes.

Election of Directors of General Partner

        On January 31 of each year (each, a "Determination Date"), our general partner will determine whether the voting power held collectively by (i) holders of the special voting units in Ares Management, L.P. (including voting units held by our general partner, members of Ares Partners Holdco LLC and their respective affiliates) in their capacity as such, (ii) persons that were formerly employed by or had provided services to (including as a director), or are then employed by or providing services to (including as a director), our general partner or its affiliates, (iii) any estate, trust, corporation, partnership or limited liability company or other entity of any kind of nature of which any person listed in clause (ii) is a trustee, other fiduciary, manager, partner, member, officer, director or party, respectively, (iv) any estate, trust, corporation, partnership or limited liability company or other entity of any kind or nature for the direct or indirect benefit of the spouse, parents, siblings or children of, or any other natural person who occupies the same principal residence as, any person listed in clause (ii), and the spouses, ancestors or descendants of each of the foregoing, and (v) Ares Owners Holdings L.P. is at least 10% of the voting power of the outstanding voting units of Ares Management, L.P., (treating as outstanding and held by any such persons voting units deliverable pursuant to any equity awards granted to such persons) which we refer to as the "Ares Control Condition."

        The method of nomination, election and removal of the members of the board of directors of our general partner shall be determined as follows: (i) in any year in which our general partner has determined on the applicable Determination Date that the Ares Control Condition has not been satisfied, the directors shall be elected at an annual meeting of our common unitholders; and (ii) in any year in which our general partner has determined on the applicable Determination Date that the Ares Control Condition has been satisfied, the board of directors of our general partner will be appointed and removed by its member in accordance with the limited liability company agreement of our general partner and not by our limited partners. See "Management—Composition of the Board of Directors after this Offering."

        We will hold an annual meeting of our common unitholders for the election of directors in any year in which we do not satisfy the Ares Control Condition on the applicable Determination Date. At any such annual meeting, the holders of outstanding voting units shall vote together as a single class for the election of directors to the board of directors of our general partner. Our limited partners shall elect by a plurality of the votes cast at such meeting persons to serve as directors who are nominated in accordance with our partnership agreement. If our general partner has provided at least thirty days advance notice of any meeting at which directors are to be elected, then the limited partners holding outstanding voting units that attend such meeting shall constitute a quorum, and if our general partner has provided less than thirty days advance notice of any such meeting, then limited partners holding a majority of the voting power of our outstanding voting units shall constitute a quorum.

        Prior to any annual meeting of our common unitholders for the election of directors held in the next succeeding year following a year in which an annual meeting of our common unitholders for the election of directors was not held (each such annual meeting, an "Initial Annual Meeting"), the board of directors of our general partner shall be divided into three classes, Class I, Class II and Class III, as determined by the then-existing board of directors in its sole discretion. Each director shall serve for a three-year term; provided that the directors designated to Class I shall serve for an initial term that expires at the applicable Initial Annual Meeting, the directors designated to Class II shall serve for an initial term that expires at the first annual meeting following the applicable Initial Annual Meeting and the directors designated to Class III shall serve for an initial term that expires at the second annual meeting following the applicable Initial Annual Meeting. At each succeeding annual meeting of limited partners for the election of directors following an Initial Annual Meeting, successors to the directors whose term expires at that annual meeting shall be elected for a three-year term. If in any year following an Initial Annual Meeting, our general partner determines on the applicable Determination Date that the Ares Control Condition has been satisfied, the board of directors of our general partner will be appointed and removed by its member in accordance with the limited liability company agreement of our general partner and not by our limited partners.

Non-Voting Common Unitholders

        Any person whom our general partner may from time to time with such person's consent designate as a non-voting common unitholder will have no voting rights whatsoever with respect to the partnership, including any voting rights that may otherwise exist for limited partners or our common unitholders under our partnership agreement, under the Delaware Limited Partnership Act, at law, in equity or otherwise, provided that any amendment to our partnership agreement that would have a material adverse effect on the rights or preferences of the common units beneficially owned by non-voting common unitholders in relation to other common units treating common units beneficially owned by non-voting common unitholders as a separate class for this purpose must be approved by the holders of not less than a majority of the common units beneficially owned by the non-voting common unitholders. However, unaffiliated third-party transferees of common units from a non-voting common unitholder will have the same voting rights with respect to such common units as other holders of common units.

Status as Limited Partner

        By transfer of common units in accordance with our partnership agreement, each transferee of common units will be admitted as a limited partner with respect to the common units transferred when such transfer and admission is reflected in our books and records, with or without execution of our partnership agreement. The common units will be fully paid and non-assessable except as such non-assessability may be affected by the Delaware Limited Partnership Act as described under "—Limited Liability" above, or as set forth in our partnership agreement.

Non-Citizen Assignees; Redemption

        If the partnership or any subsidiary is or becomes subject to any law or regulation that, in the determination of our general partner in its sole discretion, creates a substantial risk of cancellation or forfeiture of any property in which the partnership or such subsidiary has an interest based on the nationality, citizenship or other related status of any limited partner, our general partner may cause us to redeem the common units held by that limited partner at their current market price. To avoid any cancellation or forfeiture, our general partner may require each limited partner to furnish information about his, her or its nationality, citizenship or related status. If a limited partner fails to furnish information about his, her or its nationality, citizenship or other related status within 30 days after receipt of a request for the information or our general partner determines, with the advice of counsel, after receipt of the information that the limited partner is not an eligible citizen, the limited partner may be treated as a non-citizen assignee. A non-citizen assignee does not have the right to direct the voting of his, her or its common units and may not receive distributions in kind upon our liquidation but will be entitled to the cash equivalent thereof.

Indemnification

        Our partnership agreement provides that in most circumstances we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts on an after tax basis:

  •
  our general partner;

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  any departing general partner;

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  any person who is or was a tax matters partner, member, manager, officer or director of our general partner or any departing general partner;

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  any member, manager, officer or director of our general partner or any departing general partner who is or was serving at the request of our general partner or any departing general partner as a director, officer, manager, employee, trustee, fiduciary, partner, tax matters partner, member, representative, agent or advisor of another person;

  •
  any person who controls our general partner or any departing general partner;

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  any person who is named in Form S-1 filed by the Partnership on April 22, 2014 as being or about to become a director of our general partner; or

  •
  any person designated by our general partner as an indemnitee in its sole and absolute discretion.

        We will provide this indemnification unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that these persons acted in bad faith or with criminal intent. We will also provide this indemnification for criminal proceedings. Any indemnification under these provisions will only be out of the partnership's assets. The general partner will not be personally liable for, or have any obligation to contribute or loan funds or assets to the partnership to enable the partnership to effectuate indemnification. The indemnification of the persons described in the fourth bullet point above shall be secondary to any indemnification such person is entitled from another person or the relevant Ares fund to the extent applicable. We will purchase and maintain insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether the partnership would have the power to indemnify the person against liabilities under our partnership agreement.

Forum Selection

        Our partnership agreement provides that each of the partnership, the general partner, each of the limited partners, each person in whose name any interest in the partnership is registered, each other person who acquires an interest in a partnership security and each other person who is bound by the partnership agreement (collectively, the "Consenting Parties" and each a "Consenting Party") (1) irrevocably agrees that, unless our general partner shall otherwise agree in writing, any claims, suits, actions or proceedings arising out of or relating in any way to our partnership agreement or any interest in the partnership (including, without limitation, any claims, suits or actions under or to interpret, apply or enforce (A) the provisions of our partnership agreement, including, without limitation, the validity, scope or enforceability of the forum selection provisions thereof, (B) the duties, obligations or liabilities of the partnership to the limited partners or our general partner, or of limited partners or our general partner to the partnership, or among the limited partners and the general partner, (C) the rights or powers of, or restrictions on, the partnership, the limited partners or the general partner, (D) any provision of the Delaware Limited Partnership Act or other similar applicable statutes, (E) any other instrument, document, agreement or certificate contemplated either by any provision of the Delaware Limited Partnership Act relating to the partnership or by our partnership agreement or (F) the federal securities laws of the United States or the securities or antifraud laws of any international, national, state, provincial, territorial, local or other governmental or regulatory authority, including, in each case, the applicable rules and regulations promulgated thereunder (regardless of whether such Disputes (x) sound in contract, tort, fraud or otherwise, (y) are based on common law, statutory, equitable, legal or other grounds, or (z) are derivative or direct claims)) (a "Dispute"), shall be exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, any other court located in the State of Delaware with subject matter jurisdiction; (2) irrevocably submits to the exclusive jurisdiction of such courts in connection with any such claim, suit, action or proceeding; (3) irrevocably agrees not to, and waives any right to, assert in any such claim, suit, action or proceeding that (A) it is not personally subject to the jurisdiction of such courts or any other court to which proceedings in such courts may be appealed, (B) such claim, suit, action or proceeding is brought in an inconvenient forum, or (C) the venue of such claim, suit, action or proceeding is improper; (4) expressly waives any requirement for the posting of a bond by a party bringing such claim, suit, action or proceeding; (5) consents to process being served in any such claim, suit, action or proceeding by mailing, certified mail, return receipt requested, a copy thereof to such party at the address in effect for notices under our partnership agreement, and agrees that such service shall constitute good and sufficient service of process and notice thereof; provided, that nothing in clause (5) hereof shall affect or limit any right to serve process in any other manner permitted by law; (6) irrevocably waives any and all right to trial by jury in any such claim, suit, action or proceeding; (7) agrees that proof shall not be required that monetary damages for breach of the provisions of the partnership agreement would be difficult to calculate and that remedies at law would be inadequate; and (8) agrees that if a Dispute that would be subject to the forum selection provisions of the partnership agreement if brought against a Consenting Party is brought against an employee, officer, director, agent or indemnitee of such Consenting Party or its affiliates (other than Disputes brought by the employer or principal of any such employee, officer, director, agent or indemnitee) for alleged actions or omissions of such employee, officer, director, agent or indemnitee undertaken as an employee, officer, director, agent or indemnitee of such Consenting Party or its affiliates, such employee, officer, director, agent or indemnitee shall be entitled to invoke the forum selection provisions of the partnership agreement.

Books and Reports

        Our general partner is required to keep appropriate books of the partnership's businesses at our principal offices or any other place designated by our general partner. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax and financial reporting purposes, our year ends on December 31.

        As soon as reasonably practicable after the end of each fiscal year, we will furnish to each partner tax information (including a Schedule K-1), which describes on a U.S. dollar basis such partner's share of our income, gain, loss, deduction and credit for our preceding taxable year. It may require longer than 90 days after the end of our fiscal year to obtain the requisite information from all lower-tier entities so that Schedule K-1s may be prepared for our partnership. Consequently, holders of common units who are U.S. taxpayers should anticipate the need to file annually with the IRS (and certain states) a request for an extension past April 15 or the otherwise applicable due date of their income tax return for the taxable year. In addition, each partner will be required to report for all tax purposes consistently with the information provided by us. See "Material U.S. Federal Tax Considerations—United States Taxes—Administrative Matters—Information Returns."

Right to Inspect Our Books and Records

        Our partnership agreement provides that a limited partner can, for a purpose reasonably related to his, her or its interest as a limited partner, upon reasonable written demand stating the purpose for such demand and at his, her or its own expense, obtain:

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  promptly after becoming available, a copy of our U.S. federal income tax returns;

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  a current list of the name and last known business, residence or mailing address of each record holder; and

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  copies of our partnership agreement, the certificate of limited partnership of the partnership, related amendments and powers of attorney under which they have been executed.

        Our general partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which our general partner believes is not in our partnership's or its subsidiaries' best interests, could damage our partnership or its subsidiaries or its businesses or which the partnership or any subsidiary is required by law or by agreements with third parties to keep confidential.

COMPARISON OF OWNERSHIP OF ARES MANAGEMENT, L.P. COMMON UNITS AND ARES
OPERATING GROUP UNITS

        The table below highlights a number of the significant differences between the rights and privileges associated with ownership of Ares Management, L.P. common units and the Ares Operating Group Units. This discussion is intended to assist holders of the Ares Operating Group Units in understanding how their investment will change if their partnership units are exchanged for common units. The following information is summary in nature and is not intended to describe all the differences between the partnership units and the common units.

Ares Management, L.P.	Ares Operating Group
Form of Organization and Purpose

Ares Management, L.P. was formed on November 15, 2013 as a Delaware limited partnership. Under our partnership agreement we are permitted to engage, directly or indirectly, in any business activity that is approved by our general partner in its sole discretion and that lawfully may be conducted by a limited partnership organized pursuant to the Delaware Limited Partnership Act. For more information see "Material Provisions of Ares Management, L.P. Partnership Agreement—Organization" and "—Purpose."
Ares Holdings, Ares Domestic, Ares Investments and Ares Real Estate were formed as Delaware limited partnerships and may engage in any lawful act for which Delaware limited partnerships may be formed. Ares Offshore was formed as a Cayman exempted limited partnership and may engage in any lawful act for which Cayman exempted limited partnerships may be formed.
Management

Ares Management GP LLC is the general partner of Ares Management, L.P. Our general partner manages all of our operations and activities. Our general partner is authorized in general to perform all acts that it determines to be necessary or appropriate to carry out our purposes and to conduct our business.
Wholly-owned subsidiaries of Ares Management, L.P. are the general partners of the Ares Operating Group entities. The business, property and affairs of the Ares Operating Group entities are managed under the sole, absolute and exclusive direction of the general partners.
Additional Equity

Our partnership agreement authorizes us to issue an unlimited number of additional partnership securities and options, rights, warrants and appreciation rights relating to partnership securities for the consideration and on the terms and conditions established by our general partner in its sole discretion without the approval of any limited partners. For more information see "Material Provisions of Ares Management, L.P. Partnership Agreement—Issuance of Additional Securities"
The general partners, in their sole discretion, may establish from time to time additional units, in one or more classes or series of units, or other partnership securities, at such price, and with such designations, preferences and relative, participating, optional or other special rights, powers and duties (which may be senior to existing units, classes and series of units or other partnership securities), as shall be determined by the appropriate general partner without the approval of any partner or any other person who may acquire an interest in any of the units. The general partners may, in their sole discretion, without the approval of any limited partner or other person, amend, supplement, waive or modify any provision of the respective partnership agreement to reflect any amendment, supplement, waiver or modification that such general partner determines to be necessary or appropriate in connection with the creation, authorization or issuance of any class or series of equity interest in the partnership.

Ares Management, L.P.	Ares Operating Group
Distributions

Distributions will be made to the partners pro rata according to their percentage interests in Ares Management, L.P. For more information see "Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities—Distribution Policy for Common Units" in our Annual Report on Form 10-K for the fiscal year ended December 31, 2015, filed with the SEC on February 29, 2016 and incorporated by reference in this prospectus.
The respective general partners, in their sole discretion, may authorize distributions by the Ares Operating Group entities to their respective partners, which distributions will be made pro rata in accordance with the partners' respective total percentage interests in the partnerships. In addition, the partnership agreements of the Ares Operating Group entities provide for cash distributions, which we refer to as "tax distributions," to the partners of such partnerships if the general partners reasonably determine that the taxable income of the relevant partnership for a fiscal year will give rise to taxable income for its partners to the extent that other distributions made by the Ares Operating Group entities for such year were otherwise insufficient to cover such tax liabilities.
Liquidity

Our common units are listed on the New York Stock Exchange under the symbol "ARES."

Common units are securities and are transferable according to the laws governing transfers of securities and our partnership agreement. In addition to other rights acquired upon transfer, by acceptance of the transfer of common units in accordance with our partnership agreement, a transferee of such common units will be admitted as a limited partner with respect to the common units transferred when such transfer or issuance is reflected in our books and records. For more information see "Description of Common Units—Transfer of Common Units."
Except as otherwise agreed to in writing between the respective general partner and the applicable limited partner and reflected in the books and records of the applicable partnership, no limited partner of the Ares Operating Group entities or assignees thereof may transfer all or any portion of its partnership units or other interest in the partnership (or beneficial interest therein) without the prior consent of the respective general partner, which consent may be given or withheld, or made subject to such conditions (including the receipt of such legal opinions and other documents that the general partner may require) as are determined by the respective general partner, in each case in such general partner's sole discretion.
Fiduciary Duties of General Partner

Our partnership agreement contains provisions that eliminate the fiduciary duties that otherwise would be owed by our general partner to the common unitholders and the partnership at law or in equity. Accordingly, our general partner is only subject to the contractual duties set forth in our partnership agreement and to the implied contractual covenant of good faith and fair dealing. Our partnership agreement also restricts the remedies available to common unitholders for actions taken that without those limitations might constitute breaches of duty (including fiduciary duties). For more information see "Conflicts of Interest and Fiduciary Responsibilities."
The partnership agreements of the Ares Operating Group entities do not create or impose any fiduciary duty on any of the partners (including the general partners) of the Ares Operating Group entities or on the respective affiliates of any such partner. Further, the partners shall, to the maximum extent permitted by law, owe only such duties and obligations as are expressly set forth in the partnership agreements of the Ares Operating Group entities, and no other duties (including fiduciary duties) to the Ares Operating Group entities, limited partners, general partners, officers or any other person bound by the partnership agreements of the Ares Operating Group entities.

Ares Management, L.P.	Ares Operating Group
Indemnification

Our partnership agreement provides, in most circumstances, for the indemnification of the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts on an after tax basis arising from any and all threatened, pending or completed claims, demands, actions, suits or proceedings, in which such person may be involved or is threatened to be involved by reason of his status as such: our general partner; any departing general partner; any person who is or was a tax matters partner, officer or director of our general partner or any departing general partner; any officer or director of our general partner or any departing general partner who is or was serving at the request of a general partner or any departing general partner as an officer, director, employee, member, partner, tax matters partner, agent, fiduciary or trustee of another person; any person who controls a general partner or departing general partner; any person who is named in the registration statement as being or about to become a director of our general partner or any person designated by our general partner in its sole discretion. For more information see "Material Provisions of Ares Management, L.P. Partnership Agreement—Indemnification."
To the fullest extent permitted by law, as the same exists or hereafter be amended (but in the case of any such amendment, only to the extent that such amendment permits the Ares Operating Group entities to provide broader indemnification rights than such law permitted the Ares Operating Group entities to provide prior to such amendment) in most circumstances the Ares Operating Group entities are required to indemnify any indemnitee who was or is made or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding (brought in the right of the Ares Operating Group entities or otherwise), whether civil, criminal, administrative, arbitrative or investigative, and whether formal or informal, including appeals, by reason of his or her or its status as an indemnitee or by reason of any action alleged to have been take or omitted to be taken by indemnitee in such capacity, for and against all loss and liability suffered and expenses (including attorneys' fees), judgments, fines and amounts paid in settlement reasonably incurred by indemnitee in connection with such action, suit or proceeding, including appeals.

The partnership agreements of the Ares Operating Group entities define indemnitee as (a) the general partner; (b) any person who is or was a tax matters partner, officer or director of the general partner; (c) any officer or director of the general partner who is or was serving at the request of the general partner as a director, officer, employee, trustee, fiduciary, partner, tax matters partner, member, representative, agent or advisor of another person; provided that a person shall not be an indemnitee by reason of providing, on a fee-for-services basis or similar arm's-length compensatory basis, agency, advisory, consulting, trustee, fiduciary or custodial services; (d) any person the general partner in its sole discretion designates as an indemnitee; and (e) any heir, executor or administrator with respect to persons named in clauses (a) through (d).

Removal of General Partner

Our common unitholders have no right to remove or expel, with or without cause, our general partner. For more information see "Material Provisions of Ares Management, L.P. Partnership Agreement—Withdrawal or Removal of the General Partner."
The limited partners of the Ares Operating Group entities have no right to remove the general partners of the Ares Operating Group entities without such Ares Operating Group general partner's approval.

Ares Management, L.P.	Ares Operating Group
Limited Partner Voting Rights

Our common unitholders have only limited voting rights on matters affecting our business and therefore have limited ability to influence management's decisions regarding our business. The voting rights of our common unitholders are limited as set forth in our partnership agreement and in the Delaware Limited Partnership Act. For example, our general partner may generally make amendments to our partnership agreement or certificate of limited partnership without the approval of any common unitholder as set forth under "—Amendment of the Partnership Agreement—No Limited Partner Approval."
Except as expressly provided in the partnership agreements of the Ares Operating Group entities, no limited partner of the Ares Operating Group entities shall have any right to vote on any matter involving the partnerships, including with respect to any merger, consolidation, combination or conversion of the Ares Operating Group entities, or any other matter that a limited partner might otherwise have the ability to vote on or consent with respect to under the Delaware Revised Uniform Limited Partnership Act, at law, in equity or otherwise.
Special Meetings Called by Limited Partners

Meetings of our limited partners may be called by our general partner or by limited partners owning at least 50% or more of the voting power of the outstanding limited partner interests of the class or classes for which a meeting is proposed. For more information see "Material Provisions of Ares Management, L.P. Partnership Agreement—Meetings; Voting."	Limited partners of the Ares Operating Group entities have no right under their partnership agreements to call meetings of the partners.
Action Through Writing

Any action that is required or permitted to be taken by the limited partners may be taken either at a meeting of the limited partners or, if authorized by our general partner, without a meeting, without a vote and without prior notice if consented to in writing or by electronic submission by limited partners owning not less than the minimum percentage of the voting power of the outstanding limited partner interests that would be necessary to authorize or take that action at a meeting at which all the limited partners were present and voted. For more information see "Material Provisions of Ares Management, L.P. Partnership Agreement—Meetings; Voting."
Any action required or permitted to be taken by the partners pursuant to the respective partnership agreements of the Ares Operating Group entities will be taken if all partners whose consent or ratification is required consent thereto or provide a consent or ratification in writing.

Ares Management, L.P.	Ares Operating Group
Amendments to Governing Instruments

Our general partner may amend our partnership agreement without the approval of any partner, any unitholder or any other person for various specified reasons; provided, that no provision of our partnership agreement that requires the vote or consent of unitholders holding, or holders of, a percentage of the voting power of outstanding voting units required to take any action will be amended, altered, changed, repealed or rescinded in any respect that would have the effect of reducing such voting percentage unless such amendment is approved by the written consent or the affirmative vote of unitholders or holders of outstanding voting units whose aggregate outstanding voting units constitute not less than the voting or consent requirement sought to be reduced; provided further, that no amendment to our partnership agreement may (i) subject to limited exception, enlarge the obligations of any limited partner without its consent or (ii) enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable to the general partner or any of its affiliates without the general partner's consent, which consent may be given or withheld in its sole discretion; provided further, that subject to limited exceptions, any amendment that would have a material adverse effect on the rights or preferences of any class of partnership interests in relation to other classes of partnership interests must be approved by the holders of not less than a majority of the outstanding partnership interests of the class affected; provided further, that certain provisions of the partnership agreement relating to the Ares Control Condition shall not be amended, altered, changed, repealed, or rescinded in any respect without the written consent of Ares Voting LLC; provided further, subject to limited exception, no amendments to our partnership agreement shall become effective without the approval of unitholders holding at least 90% of the voting power of the outstanding voting units unless the partnership obtains an opinion of counsel to the effect that such amendment will not affect the limited liability of any limited partner under the Delaware Limited Partnership Act. For more information see "Material Provisions of Ares Management, L.P. Partnership Agreement—Amendment of the Partnership Agreement."
Each of the partnership agreements of the Ares Operating Group entities may be amended, supplemented, waived or modified by the general partner thereto in its sole discretion without the approval of any limited partner or other person; provided that no amendment may (i) materially and adversely affect the rights of a holder of units, as such, other than on a pro rata basis with other holder of units of the same class without the consent of such holder (or, if there is more than one such holder that is so affected, without the consent of a majority in interest of such affected holders in accordance with their holdings of such class of units) or (ii) materially and adversely affect the rights of an affiliate of Alleghany Corporation (such affiliate, "Alleghany") without the prior written consent of Alleghany; provided further, however, that notwithstanding the foregoing, the general partners may, without the written consent of any limited partner or any other person, amend, supplement, waive or modify any provision of the partnership agreements of the Ares Operating Group entities and execute, swear to, acknowledge, deliver, file and record whatever documents may be required in connection therewith, to reflect: (i) any amendment, supplement, waiver or modification that the general partners determine to be necessary, appropriate, proper, advisable or incidental in connection with, or in furtherance of, the creation, authorization or issuance of units or any class or series of equity interest in the Ares Operating Group entities or options, rights, warrants or appreciation rights relating to equity interest in the Ares Operating Group entities; (ii) the admission, substitution, withdrawal or removal of partners in accordance with the partnership agreements of the Ares Operating Group entities; (iii) a change in the name of the Ares Operating Group entities, the location of the principal place of business of the Ares Operating Group entities, the registered agent of the Ares Operating Group entities or the registered office of the Ares Operating Group entities; (iv) any amendment, supplement, waiver or modification that the general partners determine in their sole discretion to be necessary, appropriate, proper, advisable, or incidental to, or in furtherance of, addressing changes in U.S. federal, state or local income tax regulations, legislation or interpretation; (v) a change in the fiscal year or taxable year of the Ares Operating Group entities and any other changes that the general partners determine to be necessary or appropriate as a result of a change in the fiscal year or taxable year of the Ares Operating Group entities including a change in the dates on which distributions are to be made by the Ares Operating Group entities; (vi) a change that the general partners determine in their sole discretion is necessary,

Ares Management, L.P.	Ares Operating Group
appropriate, proper, advisable or incidental to, or in furtherance of, qualifying or continuing the qualification of the Ares Operating Group entities as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or other jurisdiction; (vii) an amendment that the general partners determine is necessary or appropriate, based on the advice of counsel, to prevent the Ares Operating Group entities, or the general partners or their indemnitees, from having a material risk of being in any manner subjected to registration under the provisions of the Investment Company Act or the Advisers Act, or "plan asset" regulations adopted under ERISA, regardless of whether such are substantially similar to plan asset regulations currently applied or proposed by the United States Department of Labor; (viii) any amendment expressly permitted in the partnership agreements of the Ares Operating Group entities to be made by the general partners acting alone; (ix) an amendment that the general partners determine in their sole discretion to be necessary, appropriate, proper, advisable or incidental to, or in furtherance of, reflecting and accounting for the formation by the Ares Operating Group entities of, or investment by the Ares Operating Group entities in, any corporation, partnership, joint venture, limited liability company or other entity; (x) any amendment to the Ares Operating Group entities' partnership agreements' provision regarding resolution of disputes that the general partners determine in good faith; (xi) any amendment that the general partners determine to be necessary, appropriate, proper, advisable or incidental to, or in furtherance of, curing any ambiguity, omission, mistake, defect or inconsistency; or (xii) any other amendments that the general partners determine to be substantially similar to the foregoing.

The general partners may, in their sole discretion, unilaterally amend the partnership agreements of the Ares Operating Group entities to provide for certain tax elections and, among other reasons, to make certain allocations of items of income, gains, deductions and loss pursuant to certain regulations proposed by the U.S. Treasury Department.

Ares Management, L.P.	Ares Operating Group
Asset Sales, Mergers and Consolidations

Our partnership agreement provides that our general partner in its sole discretion may not, without the approval of the holders of at least a majority of the voting power of the outstanding voting units, cause us to, among other things, sell or exchange all or substantially all of our and our subsidiaries' assets, taken as a whole, in a single transaction or a series of related transactions. However, our general partner in its sole discretion may mortgage, pledge, hypothecate or grant a security interest in any or all of our and our subsidiaries' assets (including for the benefit of persons other than us or our subsidiaries, including our affiliates), including, in each case, pursuant to any forced sale of any or all of our or our subsidiaries' assets pursuant to the foreclosure of, or other realization upon, those encumbrances without the approval of the limited partners. Our general partner may, with the approval of the holders of at least a majority of the voting power of the outstanding voting units, cause us to merge or consolidate or otherwise combine with one or more other persons. In addition, if conditions specified in our partnership agreement are satisfied, our general partner may, without limited partner approval, convert or merge us into, or convey some or all of our assets to, a newly formed limited liability entity if certain conditions are met. For additional information see "Material Provisions of Ares Management, L.P. Partnership Agreement—Merger, Sale or Other Disposition of Assets."
The general partners of the Ares Operating Group entities may sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions without the consent of the limited partners. The general partners of Ares Holdings, Ares Domestic, Ares Investments and Ares Real Estate may merge or consolidate or otherwise combine such partnership without the consent of the limited partners. With respect to Ares Offshore, the Exempted Limited Partnership Law (2014 Revision) of the Cayman Islands currently does not permit the merger or consolidation of exempted limited partnerships.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS

        The following discussion is a general summary of the material U.S. federal income tax considerations applicable to Ares Management, L.P. and to an investment in its common units. This summary does not purport to be a complete description of the U.S. federal income tax considerations applicable to such an investment. This summary assumes that a common unitholder holds common units as capital assets for U.S. federal income tax purposes, and except where expressly discussed below, does not describe certain considerations that may be relevant to certain types of holders subject to special treatment under U.S. federal income tax laws, including:

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  holders subject to the alternative minimum tax;

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  insurance companies;

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  brokers, dealers or traders in securities;

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  pension plans and trusts;

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  banks and other regulated financial institutions;

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  partnerships or other entities or arrangements treated as a partnership for U.S. federal income tax purposes (and investors therein);

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  except as discussed below, real estate investment trusts, regulated investment companies and other entities treated as financial conduits;

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  persons who beneficially own, directly or indirectly, 10% or more of our common units;

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  U.S. expatriates;

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  persons who hold common units as a hedge, a part of a straddle or conversion transaction, or as a part of an integrated financial transaction; and

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  persons with a functional currency other than the U.S. dollar.

        This discussion, to the extent it states matters of U.S. federal tax law or legal conclusions and subject to the qualifications herein, represents the opinion of Simpson Thacher & Bartlett LLP. Such opinion is based in part on facts described in this prospectus and on various other factual assumptions, representations and determinations. Any alteration or incorrectness of such facts, assumptions, representations or determinations could adversely affect such opinion. The discussion is based upon the Code, final, temporary and proposed U.S. Treasury regulations and administrative and judicial interpretations, each as of the date of this prospectus and all of which are subject to change, possibly retroactively. Any such changes could affect the continuing accuracy of this discussion. Ares Management, L.P. has not sought and will not seek any ruling from the IRS regarding the offering or any other matters described in this section. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of an investment in the common units. Except as expressly discussed below, this summary does not discuss any aspects of U.S. estate, gift or other tax other than income taxes or any aspect of foreign, state or local tax.

        For purposes of this discussion, a "U.S. Holder" is a beneficial owner of Ares Management, L.P.'s common units that is for U.S. federal income tax purposes:

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  an individual citizen or resident of the United States;

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  a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

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  a trust, if a court within the United States has primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or

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  an estate, the income of which is subject to U.S. federal income taxation regardless of its source.

        A "non-U.S. Holder" is a beneficial owner of the common units that is not a U.S. Holder and is not an entity treated as a partnership for U.S. federal income tax purposes.

        If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds the common units, the tax treatment of a partner in such a partnership will generally depend upon the status of such partner and the activities of such partnership. Prospective common unitholders that are partnerships, or partners of such partnerships, should consult their own tax advisors with respect to the acquisition, ownership and disposition of the common units.

        Tax matters are very complicated and the tax consequences to investors of an investment in the common units will depend on their particular situations. Prospective investors should consult their own tax advisers regarding the specific U.S. federal income, estate, gift and other tax consequences of an investment in the common units in their individual circumstances, the applicability of other U.S. federal, state, local and foreign tax laws and the effect of any possible changes in the tax laws.

Taxation of Ares Management, L.P. and the Ares Operating Group

        Subject to the discussion set forth in the next paragraph, an entity that is treated as a partnership for U.S. federal income tax purposes is not itself generally subject to U.S. federal income tax and generally incurs no U.S. federal income tax liability. Instead, each partner is required to take into account its allocable share of items of income, gain, loss, deduction and credit of the partnership in computing its U.S. federal income tax liability, regardless of whether or not cash distributions have been, or will be, made. Distributions of cash by a partnership to a partner are generally not taxable unless the amount of cash distributed to a partner is in excess of the partner's adjusted basis in its partnership interest.

        An entity that would otherwise be classified as a partnership for U.S. federal income tax purposes may nonetheless be treated as, and taxable as, a corporation if it is a "publicly traded partnership," unless an exception to such treatment applies. An entity that would otherwise be classified as a partnership is a publicly traded partnership if (1) interests in the entity are traded on an established securities market or (2) interests in the entity are readily tradable on a secondary market or the substantial equivalent thereof. We are currently publicly traded. However, a publicly traded partnership can avoid being treated as a corporation under these rules if it satisfies the Qualifying Income Exception. For a publicly traded partnership to satisfy the Qualifying Income Exception, at least 90% of such entity's gross income for every taxable year that it is a publicly traded partnership must consist of "qualifying income," and the entity must not be required to register under the Advisers Act. For this purpose, qualifying income generally includes certain interest income, dividends, real property rents, certain types of natural resources income, gains from the sale or other disposition of real property, and gain from the sale or disposition of a capital asset or other property held for the production of income that otherwise constitutes qualifying income.

        Ares Management, L.P. intends to manage its affairs so that it will meet the Qualifying Income Exception in each taxable year and be treated as a partnership and not as a corporation for U.S. federal income tax purposes. It is the opinion of Simpson Thacher & Bartlett LLP that Ares Management, L.P. will be treated as a partnership and not as a corporation for U.S. federal income tax purposes. This opinion is based on and conditioned in part on certain assumptions and factual statements and representations and covenants made by Ares Management, L.P., including statements and representations as to the manner in which it intends to manage its affairs, the composition of its income, and that the general partner will ensure that it complies with the investment policies and procedures put in place to ensure that it meets the Qualifying Income Exception in each taxable year. Ares Management, L.P.'s eligibility to be treated as a partnership for U.S. federal income tax purposes depends upon its ability to meet, through its investment in various assets, the Qualifying Income Exception under U.S. federal income tax laws. Simpson Thacher & Bartlett LLP has not reviewed these operating results for compliance with the applicable requirements under U.S. federal income tax laws. Therefore, no assurance can be given that Ares Management, L.P.'s actual operating results allow it to satisfy the Qualifying Income Exception allowing it to be treated as a partnership for U.S. federal income tax laws in any taxable year. Further, this opinion is based solely on current law and does not take into account any proposed or potential changes in law, which may be enacted with retroactive effect. Moreover, opinions of counsel are not binding upon the IRS or any court, the IRS may challenge the conclusion stated in any opinion, and the courts ultimately may sustain any such challenge.

        If Ares Management, L.P. fails to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery (as discussed below), or if Ares Management, L.P. is required to register under the Advisers Act, under current law, Ares Management, L.P. will be treated as if it had transferred all of its assets, subject to liabilities, to a newly formed corporation, on the first day of the taxable year in which Ares Management, L.P. fails to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed the stock to the common unitholders in liquidation of their interests in Ares Management, L.P. This deemed contribution and liquidation should generally be tax-free to the common unitholders so long as Ares Management, L.P.'s liabilities do not exceed its tax basis in its assets at the time of the deemed contribution and liquidation. Thereafter, Ares Management, L.P. would be treated as a corporation for U.S. federal income tax purposes.

        If Ares Management, L.P. were treated as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, all items of its income, gain, loss, deduction and credit would be reflected only on its tax return and not passed through to the common unitholders. Ares Management, L.P. would be subject to U.S. corporate income tax on its taxable income at regular corporate rates. Distributions made to the common unitholders would be treated first, as taxable dividend income to the extent of Ares Management, L.P.'s current or accumulated earnings and profits, then as a nontaxable return of capital to the extent of the applicable holder's tax basis in the common units, and thereafter, as capital gain. In addition, in the case of non-U.S. Holders, income that Ares Management, L.P. receives with respect to its investments and then distributes as a dividend to common unitholders may be subject to a higher rate of U.S. withholding tax. Accordingly, treatment as a corporation could materially reduce a holder's after-tax return and thus could result in a substantial reduction of the value of the common units.

        If at the end of any taxable year Ares Management, L.P. fails to meet the Qualifying Income Exception, Ares Management, L.P. may still qualify as a partnership if it is entitled to relief under the Code for an inadvertent termination of partnership status. This relief will be available if (1) the failure is cured within a reasonable time after discovery, (2) the failure is determined by the IRS to be inadvertent and (3) Ares Management, L.P. agrees to make such adjustments (including adjustments with respect to its partners) or to pay such amounts as are required by the IRS. It is unknown whether Ares Management, L.P. would be entitled to this relief in any or all circumstances. It also is not clear under the Code whether this relief is available for Ares Management, L.P.'s first taxable year as a publicly traded partnership. If this relief provision is inapplicable to a particular set of circumstances and Ares Management, L.P. fails to meet the Qualifying Income Exception, Ares Management, L.P. will not qualify as a partnership for federal income tax purposes. Even if this relief provision applies and Ares Management, L.P. retains its partnership status, either Ares Management, L.P. or the common unitholders (during the failure period) will be required to pay such amounts as are determined by the IRS.

        The remainder of this section assumes that Ares Management, L.P. and the Ares Operating Group entities will be treated as partnerships (or if wholly owned, entities disregarded as separate from their owners) for U.S. federal income tax purposes.

Taxation of Ares Holdings Inc., Ares Domestic Holdings Inc. and Ares Offshore Holdings, Ltd.

        Ares Management, L.P. holds its interests in Ares Holdings, Ares Domestic and Ares Offshore through Ares Holdings Inc., Ares Domestic Holdings Inc. and Ares Offshore Holdings, Ltd., respectively (together, the "Sub-holding Companies"). The Sub-holding Companies are taxable as corporations for U.S. federal income tax purposes and therefore Ares Management, L.P. will not be allocated the income, gain, loss, deduction or credit of entities Ares Management, L.P. holds through the Sub-holding Companies. Rather, distributions of cash or other property that a Sub-holding Company pays to Ares Management, L.P. in respect of its stock ownership of the Sub-holding Company will constitute dividends for U.S. federal income tax purposes to the extent paid out of the current or accumulated earnings and profits of the distributing Sub-holding Company. If the amount of a distribution by any Sub-holding Company exceeds its current and accumulated earnings and profits, such excess will be treated as a tax-free return of capital to the extent of Ares Management, L.P.'s adjusted tax basis in the distributing Sub-holding Company's common stock, and thereafter as capital gain.

        As a member or partner, as the case may be, of the Ares Operating Group, each of Ares Holdings Inc., Ares Domestic Holdings Inc. and Ares Offshore Holdings, Ltd. will incur U.S. federal income taxes on its allocable share of the items of income, gain, loss, deduction and credit of Ares Holdings, Ares Domestic and Ares Offshore, respectively. With respect to Ares Offshore Holdings, Ltd., we intend to operate Ares Offshore so as not to produce a material amount of income effectively connected with the conduct of a trade or business in the United States, or ECI, for U.S. federal income tax purposes. Assuming that Ares Offshore Holdings, Ltd.'s income is not treated as ECI, it will not be subject to U.S. federal income tax, with the exception of U.S. withholding tax on fixed, determinable, annual, periodical income.

Taxation of Ares Real Estate Holdings LLC

        Ares Management, L.P. holds its interests in Ares Real Estate through Ares Real Estate Holdings LLC. Ares Real Estate Holdings LLC has elected and qualified to be treated as a REIT for U.S. federal income tax purposes. A REIT is not treated as a fiscally transparent entity for U.S. federal income tax purposes and therefore Ares Management, L.P. will not be allocated the income, gain, loss, deduction or credit of Ares Real Estate Holdings LLC or its subsidiaries. Rather, distributions of cash or other property that Ares Real Estate Holdings LLC pays to Ares Management, L.P. in respect of its ownership of Ares Real Estate Holdings LLC will constitute dividends for U.S. federal income tax purposes to the extent distributed from current or accumulated earnings and profits of Ares Real Estate Holdings LLC. If the amount of a distribution by Ares Real Estate Holdings LLC exceeds its current and accumulated earnings and profits, such excess will be treated as a tax-free return of capital to the extent of Ares Management, L.P.'s adjusted tax basis in its interest in Ares Real Estate Holdings LLC, and thereafter as capital gain. In addition, as a result of Ares Real Estate Holdings LLC's REIT status, certain properly designated capital gains dividends may be treated as long-term capital gains.

        It is the opinion of Simpson Thacher & Bartlett LLP that Ares Real Estate Holdings LLC has been organized in conformity with the requirements for qualification as a REIT under the Code for its current taxable year, and its proposed method of operation should enable it to continue to meet the requirements for qualification and taxation as a REIT under the Code. This opinion is based and conditioned, in part, on various assumptions, terms and conditions as well as representations as to factual matters and covenants made to Simpson Thacher & Bartlett LLP by us and certain of our investors. Ares Real Estate Holdings LLC's qualification as a REIT depends upon its ability to meet, through operation of the properties it acquires, directly or indirectly, and its investment in other assets, the applicable requirements under U.S. federal income tax laws. Simpson Thacher & Bartlett LLP has not reviewed these operating results for compliance with the applicable requirements under U.S. federal income tax laws. Therefore, no assurance can be given that Ares Real Estate Holdings LLC's actual operating results allow it to satisfy the applicable requirements to qualify as a REIT under U.S. federal income tax laws in any taxable year.

Further, this opinion is based solely on current law and does not take into account any proposed or potential changes in law, which may be enacted with retroactive effect. Moreover, opinions of counsel are not binding upon the IRS or any court, the IRS may challenge the conclusion stated in any opinion, and the courts ultimately may sustain any such challenge.

        To maintain its status as a REIT, Ares Real Estate Holdings LLC must meet a number of requirements, including requirements regarding its ownership, requirements regarding the composition of its assets and a requirement that at least 95% of its gross income in any year must be derived from qualifying sources, such as "rents from real property." In addition, to qualify as a REIT, Ares Real Estate Holdings LLC will generally be required to distribute at least 90% of its REIT taxable income for each taxable year. However, because Ares Real Estate may not distribute sufficient cash for Ares Real Estate Holdings LLC to make such required distributions in cash, Ares Real Estate Holdings LLC may be required to make cashless "consent dividends" to Ares Management, L.P. (generally a deemed dividend followed by a deemed contribution of the same amount back to Ares Real Estate Holdings LLC by Ares Management, L.P.), which would result in the inclusion of additional dividend income to Ares Management, L.P., and its common unitholders, without the distribution of corresponding cash.

        As a member of Ares Real Estate, Ares Real Estate Holdings LLC will incur U.S. federal income taxes on its allocable share of the items of income, gain, loss, deduction and credit of Ares Real Estate but only to the extent that such income results in undistributed REIT income or certain other types of income specified as subject to U.S. federal income taxation in the hands of a REIT. Ares Real Estate intends, assuming there is sufficient cash to do so, to distribute cash each year on a pro rata basis to holders of its Ares Operating Group Units (that is, Ares Real Estate Holdings LLC and Ares Management, L.P.'s existing owners) in an amount necessary to allow Ares Real Estate Holdings LLC to comply with its REIT eligibility requirements and avoid the imposition of U.S. federal income and applicable excise taxes.

Personal Holding Companies

        Ares Holdings Inc. or Ares Domestic Holdings Inc. could be subject to additional U.S. federal income tax on a portion of its income if it is determined to be a personal holding company (a "PHC") for U.S. federal income tax purposes. Subject to certain exceptions, a U.S. corporation generally will be classified as a PHC for U.S. federal income tax purposes in a given taxable year if (1) at any time during the last half of such taxable year, five or fewer individuals (without regard to their citizenship or residency and including as individuals for this purpose certain entities such as certain tax-exempt organizations and pension funds) own or are deemed to own (pursuant to certain constructive ownership rules) more than 50% of the stock of the corporation by value and (2) at least 60% of the corporation's adjusted ordinary gross income, as determined for U.S. federal income tax purposes, for such taxable year consists of PHC income (which includes, among other things, dividends, interest, royalties, annuities and, under certain circumstances, rents). The PHC rules do not apply to non-U.S. corporations. We anticipate that, as a result of the ownership restrictions in our partnership agreement, that it is unlikely that Ares Holdings Inc. or Ares Domestic Holdings Inc. will become a PHC, however, there can be no assurance that neither of these corporations will become a PHC in the future.

        If either of Ares Holdings Inc. or Ares Domestic Holdings Inc. is or were to become a PHC in a given taxable year, it would be subject to an additional PHC tax of 20% on its undistributed PHC income, which generally includes the company's taxable income, subject to certain adjustments. If either of Ares Holdings Inc. or Ares Domestic Holdings Inc. were to become a PHC and had significant amounts of undistributed PHC income, the amount of PHC tax could be material, unless Ares Holdings Inc. or Ares Domestic Holdings Inc., as applicable, distributed the amount of such PHC income, which would generally reduce the PHC income subject to tax. There can be no assurance that if either of Ares Holdings Inc. or Ares Domestic Holdings Inc. were to become a PHC, they would be able to distribute sufficient PHC income to avoid material PHC tax.

Certain State, Local and Non-U.S. Tax Matters Applicable to Ares Management, L.P. and its Subsidiaries

        Ares Management, L.P. and its subsidiaries may be subject to state, local or non-U.S. taxation in various jurisdictions, including those in which such entities transact business, own property or reside. Ares Management, L.P. may be required to file tax returns in some or all of those jurisdictions. The state, local or non-U.S. tax treatment of Ares Management, L.P. and the common unitholders may not conform to the U.S. federal income tax treatment discussed herein, and such non-U.S. tax treatment may give rise to non-U.S. income or other tax liability in amounts that could be substantial. Any non-U.S. taxes incurred by Ares Management, L.P. or its subsidiaries may not pass through to a common unitholder as a credit against such holder's U.S. federal income tax liability.

Consequences to U.S. Holders of Common Units

General

        The following is a summary of the material U.S. federal income tax consequences that will apply to a U.S. Holder of common units. Non-U.S. Holders should refer to "—Consequences to Non-U.S. Holders of Common Units."

        As a partnership for U.S. federal income tax purposes, Ares Management, L.P. will generally incur no U.S. federal income tax liability at the partnership level. Instead, in computing each U.S. Holder's U.S. federal, state and local income tax liability for a taxable year, such U.S. Holder will be required to take into account its allocable share of items of Ares Management, L.P.'s income, gain, loss, deduction and credit for each of Ares Management, L.P.'s taxable years ending with or within the taxable year of such holder, regardless of whether the holder has received any distributions. The characterization of an item of income, gain, loss, deduction or credit so allocated generally will be determined at Ares Management, L.P.'s (rather than at the holder's) level.

        For U.S. federal income tax purposes, a U.S. Holder's allocable share of Ares Management, L.P.'s items of income, gain, loss, deduction and credit will be determined pursuant to our partnership agreement if such allocations either have "substantial economic effect" or are determined to be in accordance with the U.S. Holder's interest in Ares Management, L.P. Ares Management, L.P. believes that for U.S. federal income tax purposes, such allocations will be given effect as being in accordance with each U.S. Holder's interest in Ares Management, L.P., and our general partner intends to prepare tax returns and information statements delivered to the IRS and to the U.S. Holders based on such allocations. If the IRS successfully challenges the allocations made pursuant to our partnership agreement, the resulting allocations for U.S. federal income tax purposes might be less favorable than the allocations set forth in our partnership agreement.

        Ares Management, L.P. may derive taxable income from an investment that is not matched by a corresponding distribution of cash. This could occur, for example, if Ares Management, L.P. used cash to make an investment or to reduce debt instead of distributing profits. In addition, special provisions of the Code may be applicable to certain of Ares Management, L.P.'s investments, and may affect the timing of Ares Management, L.P.'s income, requiring Ares Management, L.P. to recognize (and, consequently, allocate to common unitholders) taxable income or gain before any cash attributable to such income is received by Ares Management, L.P. and is available for distribution to common unitholders. Accordingly, it is possible that the U.S. federal income tax liability with respect to a U.S. Holder's allocable share of Ares Management, L.P.'s income for a particular taxable year could exceed any cash distribution received for the year, which could require the U.S. holder to pay any associated tax liability from other sources.

        In general, a U.S. Holder's tax basis in the common units will equal the amount paid for such common units, increased by Ares Management, L.P.'s items of income and gain allocated to such U.S. Holder and decreased (but not below zero) by the sum of (1) distributions to such U.S. Holder in respect of such common units and (2) Ares Management, L.P.'s items of loss allocated to such U.S. Holder. In addition, a

U.S. Holder's tax basis in the common units will be adjusted from time to time to reflect such U.S. Holder's allocable share of Ares Management, L.P.'s liabilities, if any.

        U.S. Holders who acquire the common units in separate transactions must combine the basis of all such common units and maintain a single adjusted tax basis for all common units held. Upon a sale or other disposition of less than all of such common units, a portion of that tax basis must be allocated to the common units sold. U.S. Holders should consult with their own advisors as to the proper method of allocating such tax basis in their individual circumstances.

        With respect to U.S. Holders who are individuals, certain dividends paid by a corporation, including certain qualified foreign corporations, to Ares Management, L.P. and that are allocable to such U.S. Holders may be subject to reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of specified income tax treaties with the United States. In addition, a foreign corporation is treated as a qualified corporation on shares that are readily tradable on an established securities market in the United States. It is not expected that Ares Offshore Holdings Ltd. will be a "qualified foreign corporation" for this purpose; however, it is possible that Ares Management, L.P. may hold, directly or indirectly, stock of qualified foreign corporations. Among other exceptions, a U.S. Holder who is an individual will not be eligible for reduced rates of taxation on (1) any dividends from a non-U.S. corporation that is a passive foreign investment company (a "PFIC") in the taxable year in which such dividend is paid or in the preceding taxable year, (2) any income required to be reported by the U.S. Holder as a result of a QEF election (as defined below) that is attributable to a dividend received by an entity that is a PFIC and in which the U.S. Holder holds a direct or indirect interest or (3) any Subpart F income inclusions (as described below). Prospective investors in the common units should consult their own tax advisors regarding the application of the foregoing rules to their particular circumstances.

Limits on Deductions for Losses and Expenses

        The deductibility of a U.S. Holder's allocable share of Ares Management, L.P.'s losses will be limited to the tax basis in such common units (adjusted as described above) and, if such U.S. Holder is an individual, estate, trust or corporate holder that is subject to the "at-risk" rules, to the amount for which such U.S. Holder is considered to be "at risk" with respect to Ares Management, L.P.'s activities, if that is less than such U.S. Holder's adjusted tax basis. In general, a U.S. Holder subject to the at-risk rules will be at risk to the extent of such holder's adjusted tax basis in the common units, reduced by

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  the portion of that adjusted tax basis attributable to such holder's share of Ares Management, L.P.'s liabilities for which such U.S. Holder will not be personally liable; and

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  any amount of money borrowed to acquire or hold the common units, if the lender of those borrowed funds owns an interest in Ares Management, L.P., is related to such holder or can look only to the common units for repayment.

        A U.S. Holder's at risk amount generally will increase by such holder's allocable share of Ares Management, L.P.'s income and gain and will decrease by cash distributions to such holder as well as such holder's allocable share of losses. A U.S. Holder subject to these limitations must recapture losses deducted in previous years to the extent that distributions cause its at-risk amount to be less than zero at the end of any taxable year. Losses disallowed to a U.S. Holder or recaptured as a result of these limitations will carry forward and will be allowable as a deduction to the extent that its tax basis or at-risk amount, whichever is the limiting factor, subsequently increases. Upon the taxable disposition of a unit, any gain recognized by a U.S. Holder can be offset by losses that were previously suspended by the at-risk limitation but may not be offset by losses suspended by the basis limitation. Any loss previously suspended by the at-risk limitation in excess of that gain would no longer be utilizable. The at-risk rules are complex, and the application of these rules will depend, in part, on a U.S. Holder's individual circumstances.

U.S. Holders should consult with their individual tax advisors regarding the limitations on the deductibility of losses under the at-risk rules.

        Income allocated by Ares Management, L.P. to a U.S. Holder that is not from passive activities for purposes of Section 469 of the Code may not be offset by the Section 469 passive losses of such holder and losses allocated to a holder that are not from passive activities for purposes of Section 469 of the Code may not be used to offset Section 469 passive income of such holder. In addition, other provisions of the Code may limit or disallow any deduction for losses by a U.S. Holder or deductions associated with certain assets of Ares Management, L.P. in certain cases. U.S. Holders should consult with their tax advisors regarding their limitations on the deductibility of losses under applicable sections of the Code.

Limitations on Deductibility of Organizational Expenses and Syndication Fees

        In general, neither Ares Management, L.P. nor any U.S. Holder may deduct organizational or syndication expenses. An election may be made by Ares Management, L.P. to amortize organizational expenses over a 15-year period. Syndication fees (which would include any sales or placement fees or commissions or underwriting discount payable to third parties) must be capitalized and cannot be amortized or otherwise deducted.

Limitations on Interest Deductions

        A U.S. Holder's share of Ares Management, L.P.'s interest expense is likely to be treated as "investment interest" expense. The deductibility of "investment interest" expense by non-corporate U.S. Holders is generally limited to the amount of such holder's "net investment income." A U.S. Holder's share of Ares Management, L.P.'s dividend and interest income will be treated as investment income, although "qualified dividend income" subject to reduced rates of tax in the hands of an individual will only be treated as investment income if such U.S. Holder elects to treat such dividend as ordinary income not subject to reduced rates of tax. In addition, state and local tax laws may disallow deductions for a U.S. Holder's share of Ares Management, L.P.'s interest expense.

        The computation of a U.S. Holder's investment interest expense will take into account interest on any margin account borrowing or other loan incurred to acquire a common unit. A U.S. Holder's net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment. For this purpose, any long-term capital gain or qualifying dividend income that is taxable at long-term capital gain rates is excluded from net investment income, unless a U.S. Holder elects to pay tax on such gain or dividend income at ordinary income rates.

Deductibility of Partnership Investment Expenditures by Individual Partners and by Trusts and Estates

        Subject to certain exceptions, all miscellaneous itemized deductions of an individual taxpayer, and certain of such deductions of an estate or trust, are deductible only to the extent that such deductions exceed 2% of the taxpayer's adjusted gross income. Moreover, the otherwise allowable itemized deductions of individuals whose gross income exceeds an applicable threshold amount are subject to reduction by an amount equal to the lesser of (1) 3% of the excess of the individual's adjusted gross income over the threshold amount, or (2) 80% of the amount of the itemized deductions. Certain of the operating expenses we pass through to a U.S. Holder may be treated as miscellaneous itemized deductions subject to the foregoing limitations. Accordingly non-corporate U.S. Holders should consult their tax advisors with respect to the application of these limitations.

Treatment of Distributions

        Distributions of cash by Ares Management, L.P. will not be taxable to a U.S. Holder to the extent of such holder's adjusted tax basis (determined as described above) in the common units. Any cash distributions in excess of a U.S. Holder's adjusted tax basis will be considered to be gain from the sale or exchange of the common units (described below). A reduction in a U.S. Holder's allocable share of Ares Management, L.P.'s liabilities (e.g., as a result of issuance of additional common units), and certain distributions of marketable securities by Ares Management, L.P., are treated similar to cash distributions for U.S. federal income tax purposes.

Sale or Exchange of Common Units

        A U.S. Holder will generally recognize gain or loss on a sale of common units equal to the difference, if any, between the amount realized and such holder's adjusted tax basis in the common units sold. The amount realized will be measured by the sum of the cash or the fair market value of other property received plus the transferred amount of such holder's share of Ares Management, L.P.'s liabilities, if any. Except as discussed below, gain or loss recognized on the sale or exchange of a common unit will generally be taxable as capital gain or loss and will be long-term capital gain or loss if the common unit was held for more than one year on the date of such sale or exchange. Assuming Ares Management, L.P. has not made an election, referred to as a "QEF election," to treat Ares Management, L.P.'s interest in a PFIC as a "qualified exchange fund," or "QEF," gain attributable to such investment in a PFIC would be taxable as ordinary income and would be subject to an interest charge. See "—Passive Foreign Investment Companies" below. In addition, certain gain attributable to Ares Management, L.P.'s investment in a controlled foreign corporation, or "CFC," may be ordinary income and certain gain attributable to "unrealized receivables" or "inventory items" would be characterized as ordinary income rather than capital gain. For example, if Ares Management, L.P. holds debt acquired at a market discount, accrued market discount on such debt would be treated as "unrealized receivables." The deductibility of capital losses is subject to limitations.

        U.S. Holders who acquire common units at different times and intend to sell all or a portion of their common units within a year of their most recent acquisition are urged to consult their tax advisors regarding the application of certain "split holding period" rules in their circumstances, and the treatment of any gain or loss as long-term or short-term capital gain or loss. U.S. Holders in publicly traded partnerships may choose to use the actual holding period for each unit sold provided certain requirements are met. You should consult your tax advisor regarding these rules.

Section 754 Election

        Ares Management, L.P. has made the election permitted by Section 754 of the Code. The election is irrevocable without the consent of the IRS. The election requires Ares Management, L.P. to adjust the tax basis in its assets, or "inside basis," attributable to a transferee of common units under Section 743(b) of the Code to reflect the purchase price of the common units paid by the transferee. However, this election does not apply to a person who acquires common units directly from Ares Management, L.P. For purposes of this section, a transferee's inside basis in Ares Management, L.P.'s assets will be considered to have two components: (1) the transferee's share of Ares Management, L.P.'s tax basis in its assets, or "common basis," and (2) the Section 743(b) adjustment to that basis.

        The calculations under Section 754 of the Code are complex, and there is little legal authority concerning the mechanics of the calculations, particularly in the context of publicly traded partnerships. The benefits of a Section 754 election may not be realized by U.S. Holders of common units because Ares Management, L.P. directly and indirectly invests in pass-through entities that may not have in effect a Section 754 election. U.S. Holders should consult their tax advisors as to the effects of the Section 754 election.

Foreign Tax Credit Limitations

        A U.S. Holder is generally entitled to a foreign tax credit with respect to such holder's allocable share of creditable non-U.S. taxes paid on Ares Management, L.P.'s non-U.S. income and gains (for the avoidance of doubt, foreign taxes paid by a corporate subsidiary of Ares Management, L.P. generally are not creditable non-U.S. taxes unless such holder is a corporation that satisfies certain ownership requirements). Complex rules may, depending on a U.S. Holder's particular circumstances, limit the availability or use of foreign tax credits. For example, gains from the sale of Ares Management, L.P.'s investments may be treated as U.S. source gains, which may limit the availability of foreign tax credits arising from any foreign taxes imposed on such gains unless such credit can be applied (subject to applicable limitations) against tax due on such U.S. Holder's other income treated as derived from foreign sources (including other income and gain allocated by Ares Management, L.P.) and certain other requirements are satisfied. In addition, certain losses that Ares Management, L.P. incurs may be treated as foreign source losses, which could reduce the amount of foreign tax credits otherwise available. A U.S. Holder may make an election to treat all foreign taxes paid as deductible expenses in computing taxable income, rather than as a credit against tax, subject to generally applicable limitations. The rules governing foreign tax credits are complex, and U.S. Holders should consult their own advisors about the availability of foreign tax credits, as well as the possibility of electing to treat foreign taxes paid as deductions, in their particular circumstances.

Tax Accounting Methods

        Ares Management, L.P. has adopted depreciation, amortization and other tax accounting positions that may not conform to all aspects of existing Treasury regulations. A successful IRS challenge to those positions could adversely affect the amount of tax benefits available to the common unitholders. It also could affect the timing of these tax benefits or the amount of gain on the sale of the common units, and could have a negative impact on the value of the common units or result in audits of and adjustments to a common unitholder's U.S. federal tax returns.

Foreign Currency Gain or Loss

        Ares Management, L.P.'s functional currency will be the U.S. dollar, and Ares Management, L.P.'s income or loss will be calculated in U.S. dollars. It is likely that Ares Management, L.P. will recognize "foreign currency" gain or loss with respect to transactions involving non-U.S. dollar currencies. In general, any foreign currency gain or loss will be treated as ordinary income or loss for U.S. federal income tax purposes. U.S. Holders should consult their tax advisors with respect to the tax treatment of foreign currency gain or loss.

Passive Foreign Investment Companies

        A U.S. Holder may be subject to special rules applicable to indirect investments in foreign corporations, including an investment in a PFIC. A PFIC is defined as any foreign corporation with respect to which either (1) 75% or more of the gross income for a taxable year is "passive income" or (2) 50% or more of its assets in any taxable year (generally based on the quarterly average of the value of its assets) produce "passive income." There are no minimum stock ownership requirements for PFICs. Once a corporation qualifies as a PFIC it is, subject to certain exceptions, always treated as a PFIC, regardless of whether it satisfies either of the qualification tests in subsequent years. Any gain on disposition of stock of a PFIC, as well as income realized on certain "excess distributions" by such PFIC, is treated as though realized ratably over the shorter of a U.S. Holder's holding period of common units or Ares Management, L.P.'s holding period for such PFIC. Such gain or income is taxable as ordinary income and, as discussed above, dividends paid by a PFIC will not be eligible for the reduced rates of taxation that are available for certain qualifying dividends. In addition, an interest charge will be imposed on a U.S. Holder based on the amount of tax deemed deferred from prior years (i.e., the tax that would have been imposed if such income had been realized ratably over the relevant holding period described above) by such U.S. Holder.

        Ares Management, L.P. expects to make a QEF election where possible with respect to each entity treated as a PFIC to treat each such non-U.S. entity as a QEF in the first year Ares Management, L.P. holds shares in such entity and for which such entity is a PFIC with respect to Ares Management, L.P., although such election may not always be available. A QEF election generally is effective for Ares Management, L.P.'s taxable year for which the election is made and all subsequent taxable years, and may not be revoked without the consent of the IRS. If a QEF election is made with respect to Ares Management, L.P.'s interest in a PFIC, in lieu of the foregoing treatment, Ares Management, L.P. will be required to include in income each year that such foreign corporation is a PFIC a portion of the ordinary earnings and net capital gains of the QEF ("QEF Inclusions") even if not distributed to Ares Management, L.P., and such portions would in turn be allocated to common unitholders in the same manner as any other item of income or gain. Thus, Ares Management, L.P. may be required to allocate to U.S. Holders an amount of taxable income as a result of QEF Inclusions without receiving any corresponding amounts of cash from the underlying PFIC for which the QEF election was made.

        However, a U.S. Holder may elect to defer, until the occurrence of certain events, payment of the U.S. federal income tax attributable to QEF Inclusions for which no current distributions are received, but will be required to pay interest on the deferred tax computed by using the statutory rate of interest applicable to an extension of time for payment of tax. Net losses (if any) of a non-U.S. entity that is treated as a PFIC will not pass through to Ares Management, L.P. or to common unitholders and may not be carried back or forward in computing such PFIC's ordinary earnings and net capital gain in other taxable years. Consequently, U.S. Holders may over time be taxed on amounts that, as an economic matter, exceed Ares Management, L.P.'s net profits. Ares Management, L.P.'s tax basis in the shares of such non-U.S. entities, and a U.S. Holder's basis in the common units, will be increased to reflect QEF Inclusions. No portion of any QEF Inclusion attributable to ordinary income will be eligible for reduced rates of taxation available to certain taxpayers in respect of certain types of income, such as qualified dividend income received by an individual U.S. Holder. Amounts included as QEF Inclusions with respect to direct and indirect investments generally will not be taxed again when actually distributed. Matters relating to QEF Inclusions, including the decision as to whether or not to defer payment of tax in respect of income or gain allocated from a QEF, are complex. U.S. Holders should consult their own tax advisors as to the manner in which QEF Inclusions affect a U.S. Holder's allocable share of Ares Management, L.P.'s income and a U.S. Holder's tax basis in the common units.

        Alternatively, in the case of a PFIC that is a publicly traded entity (within the meaning of the PFIC rules), an election may be made to "mark-to-market" the stock of such entity on an annual basis. Pursuant to such an election, a U.S. Holder would include in each year as ordinary income the holder's allocable share of the excess, if any, of the fair market value of such stock over its adjusted basis at the end of the taxable year, and a U.S. Holder may treat as ordinary loss the holder's allocable share of any excess of the adjusted basis of the stock over its fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the election in prior years.

        Ares Management, L.P. may make certain investments through non-U.S. corporate subsidiaries, and such subsidiaries may be PFICs for U.S. federal income tax purposes. In addition, certain of Ares Management, L.P.'s investments could be in PFICs. Ares Management, L.P. can make no assurance that some of its investments will not be treated as held through a PFIC or as interests in PFICs, or that such PFICs will be eligible for the "mark-to-market" election, or that QEF elections can be made with respect to any such PFICs.

        If Ares Management, L.P. does not make a QEF or "mark-to-market" election with respect to a PFIC, Section 1291 of the Code will treat all gain on a disposition by Ares Management, L.P. of shares of such entity, gain on the disposition of common units attributable to such entity by a U.S. Holder at a time when

Ares Management, L.P. owns shares of such entity, as well as certain other defined "excess distributions," as if the gain or excess distributions were ordinary income earned ratably over the shorter of the period during which the holder held its common units or the period during which Ares Management, L.P. held shares in such entity. For gain and excess distributions allocated to prior years, (1) the applicable tax rate will be the highest in effect for that taxable year and (2) the tax will be payable generally without regard to offsets from deductions, losses and expenses. U.S. Holders will also be subject to an interest charge for any deferred tax. No portion of this ordinary income will be eligible for the favorable tax rate applicable to "qualified dividend income" for individual U.S. persons.

Controlled Foreign Corporations

        A non-U.S. entity will be treated as a CFC if it is treated as a corporation for U.S. federal income tax purposes and U.S. Shareholders own, directly or indirectly, on any day during the taxable year of such non-U.S. entity, more than 50% of (1) the total combined voting power of all classes of stock of the non-U.S. entity entitled to vote or (2) the total value of the stock of the non-U.S. entity. For purposes of this discussion, a "U.S. Shareholder" with respect to a non-U.S. entity means a U.S. person that owns, directly or indirectly, 10% or more of the total combined voting power of all classes of stock of the non-U.S. entity entitled to vote.

        If Ares Management, L.P. is a U.S. Shareholder in a non-U.S. entity that is treated as a CFC for 30 consecutive days of such CFC's taxable year, each common unitholder may be required to include in income its allocable share of the CFC's "Subpart F" income reported by Ares Management, L.P. Subpart F income generally includes dividends, interest, net gain from the sale or disposition of securities, non-actively managed rents and certain other generally passive types of income. The aggregate Subpart F income inclusions in any taxable year relating to a particular CFC are limited to such entity's current earnings and profits (as determined for U.S. federal income tax purposes). These inclusions are treated as ordinary income (whether or not such inclusions are attributable to net capital gains). Thus, a U.S. Holder may be required to report as ordinary income its allocable share of the CFC's Subpart F income allocated to such holder by Ares Management, L.P. without corresponding receipts of cash, and further may not benefit from capital gain treatment with respect to the portion of Ares Management, L.P.'s earnings (if any) attributable to net capital gains of the CFC.

        The tax basis of Ares Management, L.P.'s shares of a CFC, and a U.S. Holder's tax basis in Ares Management, L.P.'s common units, will be increased to reflect any required Subpart F income inclusions. Such income may be treated as income from sources within the United States, for certain foreign tax credit purposes, to the extent derived by the CFC from U.S. sources. Such income will not be eligible for the reduced rate of tax applicable to "qualified dividend income" for individual U.S. persons. See "—Consequences to U.S. Holders of Common Units—General."

        Regardless of whether any CFC has Subpart F income, any gain allocated to a U.S. Holder from Ares Management, L.P.'s disposition of stock in a CFC will be treated as ordinary dividend income to the extent of such holder's allocable share of the current and/or accumulated earnings and profits of the CFC. In this regard, earnings would not include any amounts previously taxed pursuant to the CFC rules. However, net losses (if any) of a non-U.S. entity owned by Ares Management, L.P. that is treated as a CFC will not pass through to a U.S. Holder. Moreover, a portion of a U.S. Holder's gain from the sale or exchange of a U.S. Holder's common units may be treated as ordinary income based on their allocable share of the undistributed earnings and profits of any CFC of which Ares Management, L.P. is a U.S. Shareholder at the time of such disposition.

        If a non-U.S. entity held by Ares Management, L.P. is classified as both a CFC and a PFIC during the time Ares Management, L.P. is a U.S. Shareholder of such non-U.S. entity, a U.S. Holder will be required to include amounts in income with respect to such non-U.S. entity pursuant to this subheading, and the consequences described under the subheading "—Passive Foreign Investment Companies" above will not apply. If Ares Management, L.P.'s ownership percentage in a non-U.S. entity changes such that Ares Management, L.P. is not a U.S. Shareholder with respect to such non-U.S. entity, then common unitholders may be subject to the PFIC rules. The interaction of these rules is complex. U.S. Holders should consult their own advisors as to the consequences of the CFC and PFIC rules in their individual circumstances.

        If Ares Offshore Holdings, Ltd. is deemed a CFC subject to the above rules, each U.S. Holder will be required to include in income its allocable share of Ares Offshore Holdings, Ltd.'s Subpart F income reported by Ares Management, L.P. Additionally, there may be other entities owned by Ares Management, L.P., or in which it holds an interest, that may be treated as CFCs subject to the rules above.

Investment Structure

        To manage Ares Management, L.P.'s affairs so as to meet the Qualifying Income Exception for the publicly traded partnership rules (discussed above) and comply with certain requirements in Ares Management, L.P.'s limited partnership agreement, Ares Management, L.P. may need to structure certain investments through an entity classified as a corporation for U.S. federal income tax purposes. Such investment structures will be entered into as determined in the sole judgment of Ares Management, L.P.'s general partner. However, because Ares Management, L.P.'s common unitholders may be located in numerous taxing jurisdictions, there can be no assurance that any such investment structure will be beneficial to any or all common unitholders to the same extent, and may even impose additional tax burdens on some common unitholders. As discussed above, if the entity were a non-U.S. corporation, it may be considered a CFC or a PFIC subject to the rules described above. If the entity were a U.S. corporation, it would be subject to U.S. federal income tax on its operating income, including any gain recognized on its disposal of its investments. In addition, if the investment involves U.S. real estate, gain recognized on disposition would generally be subject to U.S. federal income tax, whether the entity is a U.S. or a non-U.S. corporation.

Taxes in Other State, Local and Non-U.S. Jurisdictions Applicable to U.S. Holders

        In addition to the U.S. federal income tax consequences described above, a U.S. Holder may be subject to potential U.S. state and local taxes where the holder is a resident for tax purposes or in which Ares Management, L.P. has investment activities. A U.S. Holder may also be subject to tax return filing obligations and income, franchise or other taxes, including withholding taxes, in state, local or non-U.S. jurisdictions in which Ares Management, L.P. either invests, owns interests or entities, conducts activities or otherwise derives income. Income or gains from investments held by Ares Management, L.P. may be subject to withholding or other taxes in jurisdictions outside the United States, subject to the possibility of reduction under applicable income tax treaties. If a U.S. Holder wishes to claim the benefit of an applicable income tax treaty, such U.S. Holder may be required to submit information to tax authorities in such jurisdictions. U.S. Holders should consult their own tax advisors regarding the U.S. state, local and non-U.S. tax consequences of an investment in Ares Management, L.P. in their individual circumstances.

Allocations of Income and Gain to Transferors and Transferees

        In general, Ares Management, L.P.'s taxable items of income, gain, loss, deduction and credit will be determined and apportioned among common unitholders using conventions Ares Management, L.P. regards as consistent with applicable law. As a result of the application of such conventions, if a U.S. Holder transfers common units, the transferor and transferee may be allocated income, gain, loss, deduction or credit realized by Ares Management, L.P. either before or after the date of such transfer.

        Although Section 706 of the Code generally provides guidelines for allocations of items of partnership income and loss between transferors and transferees of partnership interests, it is not clear that Ares Management, L.P.'s allocation method complies with all of the requirements of Section 706. If Ares Management, L.P.'s convention were determined by the IRS to be impermissible, the IRS might contend that Ares Management, L.P.'s taxable income or loss must be reallocated among the common unitholders. If such a contention were sustained, a U.S. Holder's tax liabilities might be adjusted, possibly resulting in an increase in overall tax due. Ares Management, L.P.'s general partner is authorized to revise Ares Management, L.P.'s method of allocation between transferors and transferees (as well as among common unitholders whose interests otherwise vary during a taxable period).

Special Considerations for Regulated Investment Companies

        A U.S. corporation that is treated as a RIC for U.S. federal income tax purposes (e.g., mutual funds) generally is required, among other things, to meet an annual 90% gross income and a quarterly 50% asset value test under the Code to maintain its favorable U.S. federal income tax status. The treatment of an investment by a RIC in common units for purposes of these tests will depend on whether Ares Management, L.P. will be treated as a qualifying publicly traded partnership (a "QPTP"). If Ares Management, L.P. is treated as a QPTP, then the common units themselves are the relevant assets for purposes of the 50% asset value test and the net income from the common units is relevant gross income for purposes of the 90% gross income test. If, however, Ares Management, L.P. is not treated as a QPTP, then the relevant assets are the RIC's allocable share of the underlying assets held by Ares Management, L.P. (and its subsidiary partnerships, to the extent such subsidiary partnerships are not themselves QPTPs) and the relevant gross income is the RIC's allocable share of the underlying gross income earned by Ares Management, L.P. and its subsidiaries. Whether Ares Management, L.P. will qualify as a QPTP depends on the exact nature of its future investments, but Ares Management, L.P. does not expect to be treated as a QPTP initially. However, Ares Management, L.P. expects to operate such that at least 90% of the gross income from the underlying assets held by Ares Management, L.P. will constitute cash and property that generates dividends, interest and gains from the sale of securities or other income that qualifies for the RIC gross income test described above. In addition, as discussed above under "—Consequences to U.S. Holders of Common Units—General," Ares Management, L.P. may derive taxable income from an investment that is not matched by a corresponding cash distribution. Accordingly, a RIC investing in the common units may recognize income for U.S. federal income tax purposes without receiving cash with which to make distributions in amounts necessary to satisfy the distribution requirements under Section 852 and 4982 of the Code for avoiding income and excise taxes. This is not a complete discussion of the U.S. federal income tax consequences applicable to U.S. Holders that are treated as RICs. U.S. Holders that are treated as RICs should consult their own tax advisors about the U.S. tax consequences of an investment in common units in their particular circumstances.

Special Considerations for U.S. Tax-Exempt Entities

        A tax-exempt partner of a partnership that is generally exempt from most U.S. federal income taxation, may nevertheless be subject to "unrelated business income tax" ("UBTI") to the extent that its allocable share of Ares Management, L.P.'s income consists of UBTI. A tax-exempt partner of a partnership that regularly engages in a trade or business which is unrelated to the exempt function of the tax exempt partner must include in computing its UBTI, its pro rata share (whether or not distributed) of such partnership's gross income derived from such unrelated trade or business. Moreover, a tax-exempt partner of a partnership could be treated as earning UBTI to the extent that such partnership derives income from "debt-financed property," or if the partnership interest itself is debt financed. Debt-financed property means property held to produce income with respect to which there is "acquisition indebtedness" (i.e., indebtedness incurred in acquiring or holding property).

        Because Ares Management, L.P. generates UBTI and is under no obligation to minimize UBTI, U.S. Holders that are tax-exempt organizations should consult their tax advisors regarding the tax consequences of an investment in common units in their particular circumstances.

Consequences to Non-U.S. Holders of Common Units

U.S. Income Tax Consequences

        In light of Ares Management, L.P.'s intended investment activities, it may be or may become engaged in a U.S. trade or business for U.S. federal income tax purposes, in which case some portion of Ares Management, L.P.'s income would be treated as effectively connected with the conduct of a trade or business within the United States, or "ECI," with respect to non-U.S. Holders. If a non-U.S. Holder were treated as being engaged in a U.S. trade or business in any year because of an investment in common units in such year, such non-U.S. Holder generally would be (1) subject to withholding by Ares Management, L.P. on any actual distributions, (2) required to file a U.S. federal income tax return for such year reporting its allocable share, if any, of income or loss effectively connected with such trade or business, including certain income from U.S. sources not related to Ares Management, L.P. and (3) required to pay U.S. federal income tax at the applicable U.S. federal income tax rates as if such non-U.S. Holder were a U.S. Holder on any such income. Moreover, a corporate non-U.S. Holder might be subject to a U.S. branch profits tax on its allocable share of its ECI. Any amount so withheld would be creditable against such non-U.S. Holder's U.S. federal income tax liability, and such non-U.S. Holder could claim a refund to the extent that the amount withheld exceeded such non-U.S. Holder's U.S. federal income tax liability for the taxable year. Finally, if Ares Management, L.P. were treated as being engaged in a U.S. trade or business, a portion of any gain recognized by a non-U.S. Holder on the sale or exchange of its common units could be treated for U.S. federal income tax purposes as ECI, and hence such non-U.S. Holder could be subject to U.S. federal income tax on the sale or exchange.

        If Ares Management, L.P. receives dividends from a U.S. corporation through the Ares Operating Group entities and their investment vehicles, each non-U.S. Holder's allocable share of income from such dividends generally will be subject to U.S. withholding tax at a rate of 30% unless such non-U.S. Holder is eligible for a reduced rate of withholding and provide us with certain relevant tax status information. Distributions may also be subject to withholding tax to the extent they are attributable to the sale of a U.S. real property interest (with respect to certain non-U.S. Holders) or if the distribution is otherwise considered fixed or determinable, annual or periodical income under the Code. An exemption from, or a reduced rate of any such withholding may apply, by treaty or otherwise, if certain tax status information is provided by the applicable Non-U.S. Holder and any relevant conditions required under the Code and by the relevant tax treaty are satisfied. If such information is not provided, and a non-U.S. Holder would not be subject to U.S. tax based upon such holder's tax status or would be eligible for a reduced rate of U.S. withholding tax, such holder may need to take additional steps to receive a credit or refund of any excess withholding tax paid on such holder's account, which may include the filing of a non-resident U.S. income tax return with the IRS. If a non-U.S. Holder that is a foreign corporation fails to file a U.S. federal income tax return when required, such foreign corporation could lose the benefit of certain tax attributes, such as net operating loss carryforwards allocated to such foreign corporation by Ares Management, L.P. Among other limitations, if a non-U.S. Holder resides in a treaty jurisdiction which does not treat Ares Management, L.P. as a pass-through entity, such non-U.S. Holder may not be eligible to receive a refund or credit of excess U.S. withholding taxes paid on such holder's account. Non-U.S. Holders should consult their own tax advisors regarding the treatment of U.S. withholding taxes.

        Special rules may apply in the case of a non-U.S. Holder that (1) has an office or fixed place of business in the United States., (2) is present in the United States for 183 days or more in a taxable year or (3) is a former citizen of the U.S., a foreign insurance company that is treated as holding interests in Ares Management, L.P. in connection with its U.S. business, a PFIC or a corporation that accumulates earnings to avoid U.S. federal income tax. Non-U.S Holders should consult their own tax advisors regarding the application of these special rules in their individual circumstances.

Surtax on Unearned Income

        A 3.8% surtax is imposed on the "net investment income" of certain holders of common units who are U.S. citizens or resident aliens, and on the undistributed "net investment income" of certain estates and trusts. Among other items, "net investment income" generally would include a holder's allocable share of Ares Management, L.P.'s net gains from dispositions of investment property and net income from interest and dividends, less deductions allocable to such income. In addition, "net investment income" may include gain from the sale, exchange or other taxable disposition of common units, less certain deductions. A substantial portion of the net income and gain attributable to an investment in the common units will be included in a common unitholder's "net investment income" subject to this surtax. Common unitholders should consult their own tax advisors regarding the application of this surtax in their individual circumstances.

Administrative Matters

Taxable Year

        Ares Management, L.P. currently intends to use the calendar year as Ares Management, L.P.'s taxable year for U.S. federal income tax purposes. Under certain circumstances which Ares Management, L.P. currently believes are unlikely to apply, a taxable year other than the calendar year may be required for such purposes.

Tax Matters Partner

        Ares Management, L.P.'s general partner will act as Ares Management, L.P.'s "tax matters partner" and may act as Ares Management, L.P.'s "partnership representative," as applicable. As the tax matters partner or the partnership representative, the general partner will have the authority, subject to certain restrictions, to act on Ares Management, L.P.'s behalf in connection with any administrative or judicial review of Ares Management, L.P.'s items of income, gain, loss, deduction or credit.

U.S. Federal Income Tax Audits

        Legislation was recently enacted that significantly changes the rules for U.S. federal income tax audits of partnerships. Such audits will continue to be conducted at the partnership level, but with respect to tax returns for taxable years beginning after December 31, 2017, and, unless a partnership qualifies for and affirmatively elects an alternative procedure, any adjustments to the amount of tax due (including interest and penalties) will be payable by the partnership. Under the alternative procedure, if elected, a partnership would issue information returns to persons who were partners in the audited year, who would then be required to take the adjustments into account in calculating their own tax liability, and the partnership would not be liable for the adjustments. If a partnership is able to and in fact elects the alternative procedure for a given adjustment, the amount of taxes for which such persons will be liable will be increased by any applicable penalties and a special interest charge.

        There can be no assurance that Ares Management, L.P. will be eligible to make such an election or that Ares Management, L.P. will, in fact, make such an election for any given adjustment. If Ares Management, L.P. does not or are not able to make such an election, then (1) Ares Management, L.P.'s then current holders, in the aggregate, could indirectly bear income tax liabilities in excess of the aggregate amount of taxes that would have been due had we elected the alternative procedure, and (2) a given holder may indirectly bear taxes attributable to income allocable to other holders or former holders, including taxes (as well as interest and penalties) with respect to periods prior to such holder's ownership of common units. Amounts available for distribution to Ares Management, L.P.'s holders of common units may be reduced as a result of our obligations to pay any taxes associated with an adjustment.

        The partnership representative will be the only person with the authority to act on Ares Management, L.P.'s behalf with respect to audits and certain other tax matters and may decide not to elect (or may be unable to elect) the alternative procedure for any particular adjustment. In addition, each holder will be bound by the actions taken by the partnership representative on Ares Management, L.P.'s behalf during any audit or litigation proceeding concerning U.S. federal income taxes.

        Many issues and the overall effect of this new legislation on us are uncertain, and holders should consult their own tax advisors regarding all aspects of this legislation as it affects their particular circumstances.

Information Returns

        Ares Management, L.P. has agreed to furnish to each common unitholder, as soon as reasonably practicable after the close of each taxable year, tax information (including Schedule K-1), which describes on a U.S. dollar basis such holder's share of Ares Management, L.P.'s income, gain, loss, deduction and credit for Ares Management, L.P.'s preceding taxable year. It will most likely require longer than 90 days after the end of Ares Management, L.P.'s fiscal year to obtain the requisite information from all lower-tier entities. Consequently, common unitholders who are U.S. taxpayers or otherwise required to file U.S. tax returns should anticipate the need to file annually with the IRS (and, if applicable, certain states) a request for an extension past March 15 or the otherwise applicable due date of their income tax return for the taxable year. In addition, each common unitholder generally is required to file U.S. tax returns consistently with the information provided by Ares Management, L.P. for the taxable year for all relevant tax purposes.

        In preparing this information, Ares Management, L.P. will use various accounting and reporting conventions, some of which have been mentioned in the previous discussion, to determine such holder's share of income, gain, loss, deduction and credit. The IRS may successfully contend that certain of these reporting conventions are impermissible, which could result in an adjustment to such holder's income or loss and could result in an increase in overall tax due.

        Ares Management, L.P. may be audited by the IRS. Adjustments resulting from an IRS audit may require a holder to adjust a prior year's tax liability and possibly may result in an audit of such holder's own tax return. Any audit of such holder's tax return could result in adjustments not related to Ares Management, L.P.'s tax returns as well as those related to Ares Management, L.P.'s tax returns, and could result in an increase in overall tax due and potential penalties and interest.

Tax Shelter Regulations

        If Ares Management, L.P. were to engage in a "reportable transaction," it (and possibly common unitholders and others) would be required to make a detailed disclosure of the transaction to the IRS in accordance with regulations governing tax shelters and other potentially tax-motivated transactions. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a "listed transaction" or that it produces certain kinds of losses in excess of $2 million. An investment in Ares Management, L.P. may be considered a "reportable transaction" if, for example, Ares Management, L.P. recognizes certain significant losses in the future. In certain circumstances, a common unitholder who disposes of an interest in a transaction resulting in the recognition by such holder of significant losses in excess of certain threshold amounts may be obligated to disclose its participation in such transaction.

        Moreover, if Ares Management, L.P. were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, a common unitholder may be subject to (1) significant accuracy-related penalties with a broad scope, (2) for those persons otherwise entitled to deduct interest on federal tax deficiencies, non-deductibility of interest on any resulting tax liability and (3) in the case of a listed transaction, an extended statute of limitations.

        Common unitholders should consult their tax advisors concerning any possible disclosure obligation under the regulations governing tax shelters with respect to the dispositions of their interests in Ares Management, L.P.

Constructive Termination

        Subject to the electing large partnership rules described below, Ares Management, L.P. will be considered to have been terminated for U.S. federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in Ares Management, L.P.'s capital and profits within a 12-month period.

        Ares Management, L.P.'s termination would result in the close of its taxable year for all of the common unitholders. In the case of a common unitholder reporting on a taxable year other than a fiscal year ending on Ares Management, L.P.'s year-end, the closing of Ares Management, L.P.'s taxable year may result in more than 12 months of Ares Management, L.P.'s taxable income or loss being includable in the holder's taxable income for the year of termination. Ares Management, L.P. would be required to make new tax elections after a termination, including a new tax election under Section 754 of the Code. A termination could also result in penalties if Ares Management, L.P. were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject Ares Management, L.P. to, any tax legislation enacted before the termination.

Elective Procedures for Large Partnerships

        The Code allows large partnerships to elect streamlined procedures for income tax reporting. This election would reduce the number of items that must be separately stated on the Schedules K-1 that are issued to the common unitholders, and such Schedules K-1 would have to be provided to the common unitholders on or before the first March 15 following the close of each taxable year. In addition, this election would prevent Ares Management, L.P. from suffering a "technical termination" (which would close Ares Management, L.P.'s taxable year) if within a 12-month period there is a sale or exchange of 50 percent or more of Ares Management, L.P.'s total interests. It is possible Ares Management, L.P. might make such an election, if eligible. If Ares Management, L.P. makes such election, IRS audit adjustments will flow through to the common unitholders for the year in which the adjustments take effect, rather than the common unitholders in the year to which the adjustment relates. In addition, Ares Management, L.P., rather than the common unitholders individually, generally will be directly liable for any interest and penalties that result from an audit adjustment. Such interest and penalties would reduce the amount of cash available for distribution to common unitholders.

Withholding and Backup Withholding

        For each calendar year, Ares Management, L.P. will report to a common unitholder and the IRS the amount of distributions Ares Management, L.P. made to such holder and the amount of U.S. federal income tax (if any) that Ares Management, L.P. withheld on those distributions. The proper application to Ares Management, L.P. of certain rules for withholding under Section 1441 of the Code (applicable to certain dividends, interest and similar items) is unclear. Because the documentation Ares Management, L.P. receives may not properly reflect the identities of partners at any particular time (in light of possible sales of the common units), Ares Management, L.P. may over-withhold or under-withhold with respect to a particular common unitholder. For example, Ares Management, L.P. may impose withholding, remit that amount to the IRS and thus reduce the amount of a distribution paid to a non-U.S. Holder. It may turn out, however, the corresponding amount of Ares Management, L.P.'s income was not properly allocable to such non-U.S. Holder, and the amount withheld should have been less than the actual amount withheld in which case such holder would be entitled to a credit against such holder's U.S. tax liability, but if the withholding exceeded such holder's U.S. tax liability, such holder would have to apply for a refund to obtain the benefit of the excess amount withheld. Similarly, Ares Management, L.P. may fail to withhold tax on a distribution, and it may turn out the corresponding income was properly allocable to a non-U.S. Holder and withholding tax should have been imposed. In that event, Ares Management, L.P. intends to pay the under-withheld amount to the IRS, and Ares Management, L.P. may treat such under-withholding amount as an expense that will be borne by all partners on a pro rata basis (since Ares Management, L.P. may be unable to allocate any such excess withholding tax cost to the relevant non-U.S. Holder).

        Under the backup withholding rules, the common unitholders may be subject to backup withholding (at a rate of 28%) with respect to distributions paid unless: (1) such holder is a corporation or comes within another exempt category and demonstrates this fact when required or (2) such holder provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding tax and otherwise complies with the applicable requirements of the backup withholding rules. If a common unitholder is an exempt holder, such holder should indicate such holder's exempt status on a properly completed IRS Form W-9. A non-U.S. Holder may qualify as an exempt recipient by submitting a properly completed IRS Form W-8BEN or Form W-8BEN-E. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a common unitholder will be allowed as a credit against such holder's U.S. federal income tax liability and may entitle the holder to a refund.

        If a common unitholder does not timely provide Ares Management, L.P. (or the clearing agent or other intermediary, as appropriate) with IRS Form W-9, W-8BEN, W-8BEN-E or similar IRS withholding certificate, as applicable, or such form is not properly completed, Ares Management, L.P. may become subject to U.S. backup withholding taxes in excess of what would have been imposed had Ares Management, L.P. received certifications from all investors. Such excess U.S. backup withholding taxes may be treated by Ares Management, L.P. as an expense that will be borne by all common unitholders on a pro rata basis (since Ares Management, L.P. may be unable to allocate any such excess withholding tax cost to the holders that failed to timely provide the proper U.S. tax certifications).

FATCA Withholding Requirements

        Under Sections 1471 through 1474 of the Code (such Sections commonly referred to as "FATCA"), the relevant withholding agent may be required to withhold 30% of any interest, dividends and other fixed or determinable annual or periodical gains, profits and income from sources within the United States, or gross proceeds from the sale of any property of a type which can produce interest or dividends from sources within the United States occurring after December 31, 2018, in each case paid to (i) a "foreign financial institution" (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either an exemption from FATCA or its compliance (or deemed compliance) with FATCA (which alternatively may be in the form of compliance with an intergovernmental agreement with the United States) in a manner which avoids withholding or (ii) a "non-financial foreign entity" (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either an exemption from FATCA or adequate information regarding certain substantial U.S. beneficial owners of such entity (if any). In addition, other countries (such as the United Kingdom and the Cayman Islands) have implemented regimes similar to that of FATCA. Common unitholders are encouraged to consult their own tax advisors regarding the possible implications of FATCA on their investment in the common units.

Nominee Reporting

        Persons who hold an interest, directly or indirectly, in Ares Management, L.P. as a nominee for another person are required to furnish to Ares Management, L.P.:

  a)
  the name, address and taxpayer identification number of the beneficial owner and the nominee;

  b)
  whether the beneficial owner is (1) a person that is not a U.S. person, (2) a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing or (3) a tax-exempt entity;

  c)
  the amount and description of the common units held, acquired or transferred for the beneficial owner; and

  d)
  specific information including the dates of acquisitions and transfers, means of acquisitions and transfers and acquisition cost for purchases, as well as the amount of net proceeds from sales.

        Brokers and financial institutions are required to furnish additional information, including whether they are U.S. persons and specific information on common units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Code for failure to report that information to Ares Management, L.P. The nominee is also required to supply the beneficial owner of the common units with the information furnished to Ares Management, L.P. These reporting requirements are in addition to any other reporting requirements under the Code, including any possible FATCA reporting required as discussed above under "—FATCA Withholding Requirements."

New Legislation or Administrative or Judicial Action

        The U.S. federal income tax treatment of common unitholders depends in some instances on determinations of fact and interpretations of complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available.

        The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process, the IRS and the U.S. Treasury Department, frequently resulting in revised interpretations of established concepts, statutory changes, revisions to regulations and other modifications and interpretations. No assurance can be given as to whether, or in what form, any proposals affecting Ares Management, L.P. or the common unitholders will be enacted. The IRS pays close attention to the proper application of tax laws to partnerships. The present U.S. federal income tax treatment of an investment in the common units may be modified by administrative, legislative or judicial interpretation at any time, and any such action may affect investments and commitments previously made. Changes to the U.S. federal income tax laws and interpretations thereof could make it more difficult or impossible to meet the Qualifying Income Exception for Ares Management, L.P. to be treated as a partnership that is not taxable as a corporation for U.S. federal income tax purposes affect or cause Ares Management, L.P. to change its investments and commitments, affect the tax considerations of an investment in Ares Management, L.P., change the character or treatment of portions of Ares Management, L.P.'s income (including, for instance, the treatment of carried interest as ordinary income rather than capital gain) and adversely affect an investment in the common units. For instance, over the past several years, a number of legislative and administrative proposals to change the taxation of carried interest have been introduced. In addition, statutory changes, revisions to regulations and other modifications and interpretations with respect to the tax laws of the states and other jurisdictions in which Ares Management, L.P. operates could result in it or the common unitholders having to pay additional taxes. Our general partner's organizational documents and agreements permit our general partner to modify our partnership agreement from time to time, without the consent of the common unitholders, to address certain changes in U.S. federal and state income tax regulations, legislation or interpretation. In some circumstances, such revisions could have a material adverse impact on some or all of the common unitholders.

        THE FOREGOING DISCUSSION IS NOT INTENDED AS A SUBSTITUTE FOR CAREFUL TAX PLANNING. THE TAX MATTERS RELATING TO ARES MANAGEMENT, L.P. AND THE COMMON UNITHOLDERS ARE EXTREMELY COMPLEX, ARE SUBJECT TO VARYING INTERPRETATIONS AND ARE SUBJECT TO CHANGE, POSSIBLY WITH RETROACTIVE EFFECT. THE MEANING AND IMPACT OF TAX LAWS AND OF PROPOSED CHANGES IN TAX LAW WILL VARY WITH A HOLDER'S PARTICULAR CIRCUMSTANCES.

        PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE FEDERAL, STATE, LOCAL AND OTHER TAX CONSEQUENCES OF ANY INVESTMENT IN THE COMMON UNITS.

 PLAN OF DISTRIBUTION

        This prospectus relates to the issuance from time to time of up to 152,835,494 common units representing limited partner interests to holders of up to an equal number of Ares Operating Group Units. The common units registered under this prospectus will only be issued if holders of Ares Operating Group Units exchange such partnership units. We will not receive any cash proceeds from the issuance of any of our common units upon an exchange of Ares Operating Group Units, but we will acquire the Ares Operating Group Units exchanged for our common units that we issue to an exchanging holder.

LEGAL MATTERS

        The validity of the common units representing limited partner interests will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York.

EXPERTS

        The consolidated financial statements of Ares Management, L.P. appearing in Ares Management, L.P.'s Annual Report (Form 10-K) for the year ended December 31, 2015, and the effectiveness of Ares Management, L.P.'s internal control over financial reporting as of December 31, 2015 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the common units offered in this prospectus. This prospectus, filed as part of the registration statement, does not contain all of the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us and our common units, we refer you to the registration statement and to its exhibits and schedules. Statements in this prospectus about the contents of any contract, agreement or other document are not necessarily complete and, in each instance, we refer you to the copy of such contract, agreement or document filed as an exhibit to the registration statement, with each such statement being qualified in all respects by reference to the document to which it refers. Anyone may inspect the registration statement and its exhibits and schedules without charge at the public reference facilities the SEC maintains at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of all or any part of these materials from the SEC upon the payment of certain fees prescribed by the SEC. You may obtain further information about the operation of the SEC's Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also inspect these reports and other information without charge at a website maintained by the SEC. The address of this site is http://www.sec.gov.

        We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and are required to file reports and other information with the SEC. You may inspect and copy these reports and other information at the public reference facilities maintained by the SEC at the address noted above. You also are able to obtain copies of this material from the Public Reference Room of the SEC as described above, or inspect them without charge at the SEC's website. We intend to make available to our common unitholders annual reports containing consolidated financial statements audited by an independent registered public accounting firm.

        The SEC's rules allow us to "incorporate by reference" information into this prospectus. This means that we can disclose important information to you by referring you to another document. Any information referred to in this way is considered part of this prospectus from the date we file that document. Any reports filed by us with the SEC after the date of this prospectus and before the date that the offering of the common units by means of this prospectus are terminated will automatically update and, where applicable, supersede any information contained in this prospectus or incorporated by reference in this prospectus.

        We incorporate by reference into this prospectus the following documents or information filed with the SEC:

  •
  Annual Report on Form 10-K for the fiscal year ended December 31, 2015, filed on February 29, 2016 (File No. 001-36429);

  •
  Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2016, filed on May 10, 2016 (File No. 001-36429);

  •
  Registration Statement on Form 8-A for registration of the common units pursuant to Section 12(b) of the Exchange Act, filed on April 28, 2014; and

  •
  All documents filed, but not furnished, by Ares Management, L.P. under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the termination of the offering to which this prospectus relates.

        We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon his or her written or oral request, a copy of any or all documents referred to above which have been or may be incorporated by reference into this prospectus, excluding exhibits to those documents unless they are specifically incorporated by reference into those documents. You may request copies of those documents from Ares Management, L.P., 2000 Avenue of the Stars, 12th Floor, Los Angeles, California 90067. You also may contact us at (310) 201-4100 or visit our website at http://www.aresmgmt.com for copies of those documents. Our website and the information contained on our website are not a part of this prospectus, and you should not rely on any such information in making your decision whether to exchange your Ares Operating Group Units for our common units.